AEM SPA





QUARTERLY REPORT AT 30 SEPTEMBER 2003

AEM GROUP

Approved by the Board of Directors on 11 November 2003

CONTENTS

The AEM Group at 30 September 2003


AEM SPA

Network Management

- 99.99% AEM Elettricità S.p.A.
- 99.99% AEM Gas S.p.A.
- 99.99% AEM Trasmissione S.p.A.
- 100% Metroweb S.p.A.
- 71.44% Serenissima Gas S.p.A. (*)

Market Division

- 100% AEM Trading S.r.l.
- 99.99% AEM Energia S.p.A.
- 71.44% Serenissima Energia S.r.l.
- 40% Plurigas S.p.A.
- 100% AEM Calore & Servizi S.p.A.
  - 100% Servizi Calore Milano S.r.l.

Services

- 100% AEM Service S.r.l.
- 100% Zincar S.r.l.
- 33.33% Electrone S.p.A.
- 55% Valdisotto Energia S.r.l.

Other Equity Investments

- 16% Edipower S.p.A.
- 17.49% AGAM Monza S.p.A.
- 49% Malpensa Energia S.r.l.
- 49% e-Utile S.p.A.
- 39.87% Mestni Plinovodi d.o.o.
- 35.76% Società Servizi Valdisotto S.p.A.
- 35% Alagaz S.p.A.
- 30% Consorzio 3A
- 25% Energheia S.r.l.
- 5.4% Atel Aar e Ticino SA di Elettricità

(*) AEM S.p.A.'s holds 79.4% of Serenissima Gas S.p.A., net of own shares.

3rd Qtr. 2003	3rd Qtr. 2002	Income statement (millions of euro)	09.30.2003	09.30.2002
234.9	146.6	Net revenues	938.0	667.9
(165.9)	(101.4)	External charges	(583.4)	(441.8)
(29.7)	(23.7)	Labour cost	(94.2)	(76.1)
39.3	**21.5**	**Gross operating income**	**260.4**	**150.0**
(27.4)	(17.7)	Amortisation, depreciation and provisions	(88.9)	(68.8)
11.9	**3.8**	**Operating income**	**171.5**	**81.2**
(8.4)	(8.0)	Financial income and charges	(29.9)	(16.9)
(0.2)	(0.2)	Share of results of companies carried at equity	(0.1)	(22.0)
(0.4)	0.0	Extraordinary income and charges	224.8	1.6
2.9	**(4.4)**	**Net income before taxes**	**366.3**	**43.9**
(0.1)	0.1	Minority interests	(0.7)	0.6
2.8	**(4.3)**	**Group pre-tax income for the period**	365.6	44.5
5.1%	**2.6%**	**Operating income / Net sales**	18.3%	12.2%

Financial position (millions of euro)	09.30.2003	09.30.2002 *
Operating cash flow	416.2	175.9
Capital expenditure, net	(269.6)	(320.8)
Free cash flow	146.6	(144.9)

Balance sheet (millions of euro)	09.30.2003 *	06.30.2003 *	12.31.2002
Capital employed, net	2,563.6	2,335.2	2,344.4
Shareholders' equity pertaining to the Group and minority interests	1,435.0	1,432.1	1,182.0
Net financial position	(1,128.6)	(903.1)	(1,162.4)

Main operating figures	09.30.2003	09.30.2002
Customers served (in thousands)	1,716	1,304
Employees (average number for the period)	3,039	2,525
Electricity distributed (in millions of kWh)	5,406	2,607
Electricity sold (in millions of kWh)	4,806	3,459
Natural gas distributed (in millions of cubic meters)	792	768
Natural gas sold (in millions of cubic metres)	1,023	741
Heat sold (in millions of kWht)	327	201

Key rates and prices	09.30.2003	09.30.2002
Average 3-month Euribor (for first nine months of 2003)	2.403%	3.389%
Average price of Brent crude (for first nine months of 2003) (US$/bbl)	28.648	24.377
€/$ exchange rate (for first nine months of 2003)	1.11	0.93

The figures at 30 September 2003, 30 June 2003 and 30 September 2002 are based on pre-tax income for the period.

AEM share price performance

AEM's shares rose by 1.4% during the first nine months of 2003. During the same period, the Mibtel index rose by 2.1%.

Daily average trades came to around 1.3 million shares, rising during the last two quarters compared with the first.

The Group's total market capitalisation at 30 September 2003 came to 2.374 billion euro.

During the period under review, the stock performed much more closely to other leading utilities compared with the past, when there was a closer correlation with high-tech stocks.

AEM is a member of the MIDEX index. The stock is also included in the baskets of the following international indices: Dow Jones Euro Stoxx, Dow Jones Stoxx and Bloomberg Europe.



AEM - prezzi e volumi
Volumi
30000000
25000000
20000000
15000000
10000000
5000000
0
€ per azione
1,45
1,4
1,35
1,3
1,25
1,2
1,15
1,1
1,05
1
02/01/2003
23/01/2003
13/02/2003
06/03/2003
27/03/2003
17/04/2003
13/05/2003
03/06/2003
24/06/2003
15/07/2003
05/08/2003
27/08/2003
17/09/2003
Volume
Prezzo

Directors' report on operations

Summary of results, assets and liabilities and financial position

AEM Group

Results

(in millions of euro)	09/30/2003	09/30/2002	change %	3rd Qtr. 2003	3rd Qtr. 2002	change %
Total revenues	**938.0**	**667.9**	**40.4**	**234.9**	**146.6**	**60.2**
Revenues from sales	797.3	529.7	50.5	187.6	105.6	77.7
Other revenues	140.7	138.2	1.8	47.3	41.0	15.4
External charges	**(583.4)**	**(441.8)**	**32.1**	**(165.9)**	**(101.4)**	**63.6**
Labour costs	(94.2)	(76.1)	23.8	(29.7)	(23.7)	25.3
Gross operating income (EBITDA)	**260.4**	**150.0**	**73.6**	**39.3**	**21.5**	**82.8**
Amortisation and depreciation	(86.3)	(64.9)	33.0	(29.8)	(21.8)	36.7
Provisions	(2.6)	(3.9)	(33.3)	2.4	4.1	(41.5)
Operating income (EBIT)	**171.5**	**81.2**	**111.2**	**11.9**	**3.8**	**213.2**
Share of results of companies carried at equity	(0.1)	(22.0)	(99.5)	(0.2)	(0.2)	0.0
Financial income/charges	(29.9)	(16.9)	76.9	(8.4)	(8.0)	5.0
Income before extraordinary items	**141.5**	**42.3**	**234.5**	**3.3**	**(4.4)**	**(175.0)**
Extraordinary income and charges	224.8	1.6	n.s.	(0.4)	0.0	n.s.
Income before taxes	**366.3**	**43.9**	**734.4**	**2.9**	**(4.4)**	**(165.9)**
Minority interests	(0.7)	0.6	(216.7)	(0.1)	0.1	(200.0)
Group share of pre-tax income for the period	**365.6**	**44.5**	**721.6**	**2.8**	**(4.3)**	**(165.1)**

Period January-September 2003

Consolidated revenues of the AEM Group at 30 September 2003 come to 938 million euro, a 40.4% increase on the same period of 2002.

This increase in revenues is principally attributable to the higher volumes of electricity sold and distributed (respectively 4,806 and 5,406 million kWh; +38.9% and +107.4%), largely as a result of acquiring the business unit of ENEL that served Milan and Rozzano, where sales to captive customers amounted to 4,006.7 million kWh (+106.3%).

The gas sector distributed higher quantities than in the first nine months of 2002 (792.3 million cubic metres, an increase of 3.2%).

Sales of natural gas are considerably higher than in the same period last year (1,023 million cubic metres, +38.0%) thanks to the sales of part of the gas needed for the thermoelectric plants of Edipower S.p.A. (285 million cubic metres).

There has also been strong growth in sales of heat (326.6 million thermal kWh, +62.5%) and related services, mainly thanks to the acquisition of Siemens Facility Management Services S.p.A. (now AEM Calore & Servizi S.p.A.) at the end of 2002.

External charges amount to 583.4 million euro (441.8 million euro at 30 September 2002), an increase of 32.1%.
This trend can be explained by the higher purchases of electricity and gas to meet demand by the Group's customers. As regards the electricity sector in particular, demand was met thanks to recourse to own production of 2,458.8 GWh (2,691.9 GWh in the first nine months of 2002) and purchases from third-party producers of 2,533.2 GWh (837 GWh in the first nine months of 2002). Production went up considerably in the hydroelectric sector (+27.4%), whereas there was a substantial decline in thermoelectric output (-34.4%), due to the shutdown of the 320 MW thermoelectric unit for scheduled repowering.

On the cost containment side, there was, among other things, the elimination of the tax on hydro-electric yield, which was still being booked in the first nine months of 2002 for an amount of 24.3 million euro.

The first nine months of 2003 featured higher raw material prices on international markets, which had a positive net effect in terms of higher margins of around 6.4 million euro.

Labour cost came to 94.2 million euro (76.1 million euro at 30 September 2002) including the costs deriving from the enlargement of the scope of consolidation which compared with the same period in 2002 now includes the business unit acquired from ENEL and AEM Calore & Servizi S.p.A. (which is consolidated line-by-line).

The significant growth in revenues at the same time as a lower increase in operating costs led to a 73.6% rise in gross operating income, which amounts to 260.4 million euro (150.0 million euro at 30 September 2002).

After providing 85.3 million euro for amortisation and depreciation (64.9 million euro at 30 September 2002), 1 million euro for writedowns of fixed assets, and 2.6 million euro of provisions for contingencies and other charges (3.9 million euro at 30 September 2002), net operating income (EBIT) comes to 171.5 million euro (81.2 million euro at 30 September), an increase of 111.2%.
As regards electricity tariffs, group companies have not made any equalisation provisions during the period, as the provision made at 31 December 2002 is considered adequate to cover any measures that the Authority is likely to take during the current year.

The net balance of financial income and expenses is negative for 29.9 million euro (-16.9 million euro at 30 September 2002). The increase in financial expenses is attributable to the rise in debt needed to finance investments.

Extraordinary income reflects the gain realised on the disposal of the investment in Fastweb S.p.A. on 23 June 2003 for 277.2 million euro, compared with a consolidated book value of 80.4 million euro as adjusted by the consolidation reserve of 28.6 million euro provided in 2001.

Income before taxes and minority interests came to 366.3 million euro (43.9 million euro at 30 September 2002). Consolidated pre-tax income for the period, net of minority interests, came to 365.6 million euro (44.5 million euro at 30 September 2002).

The third quarter of 2003

Consolidated revenues of the AEM Group for the third quarter of 2003 amounted to 234.9 million euro (146.6 million euro in the same quarter of 2002), an increase of 60.2%. The increase in revenues is mainly due to:

- higher volumes of electricity sold and distributed (respectively 1,586 and 1,810 million kWh; +55.8% and +108.7%), largely as a result of AEM Elettricità S.p.A. acquiring the business unit of ENEL that served Milan and Rozzano;
- higher volumes of gas and heat sold (respectively 156.7 million cubic metres of gas and 14.3 million kWht; + 117.6% + 1.6%);
- higher unit revenues reflecting higher raw material costs on international markets.

External charges amount to 165.9 million euro (101.4 million euro in third quarter 2002). The increase is mainly due to higher purchases of electricity and gas to meet demand by the Group's customers. The growth in external charges was cushioned to a certain extent by the elimination of the tax on hydro-electric yield which in third quarter 2002 amounted to 8.1 million euro.

Labour cost came to 29.7 million euro showing an increase of 25.3% due to enlargement of the scope of consolidation.

As a result of these various changes, gross operating income came to 39.3 million euro (21.5 million euro in third quarter 2002), an increase of 82.8%. Comparing the operating result with that of the previous two quarters of 2003 is fairly meaningless, as you know, because of the seasonal nature of the Group's business activities.

Assets and liabilities and financial position

Net capital employed at 30 September 2003 amounts to 2,563.6 million euro, an increase of 219.2 million euro compared with 31 December 2002. This increase is explained largely by the amount of capital expenditure in tangible fixed assets during the period and by the growth in financial fixed assets. The latter show a net increase of 86.6 million euro due essentially to subscription of the increase in capital by Edipower S.p.A., partially offset by disposal of the investment in Fastweb S.p.A.

Part of the increase in capital employed is attributable to the trend in working capital which rose by 38.1 million euro during the first nine months of 2003, in line with the increase in turnover.

Among the sources of funds, consolidated shareholders' equity, 1,435 million euro (1,182.0 million euro at 31 December 2002), has grown as a result of the difference between Group pre-tax income for the period, 365.6 million euro, the dividends distributed by the parent company AEM S.p.A., 75.6 million euro, and reversal of the consolidation reserve based on the valuation at equity of the investment in Fastweb S.p.A., 28.6 million euro.

The consolidated net financial position shows borrowings of 1,128.6 million euro, with a slight improvement on the situation at the end of last year (-1,162.4 million euro).

The balance sheet situation at 30 September 2003, with comparative figures at 30 June 2003 and 31 December 2002, is summarised in the following schedule:

(millions of euro)	**09.30.2003**	**06.30.2003**	**12.31.2002**
Capital employed			
Net fixed capital	2,612.9	2,403.2	2,431.8
Working capital	(49.3)	(68.0)	(87.4)
Total capital employed	**2,563.6**	**2,335.2**	**2,344.4**
Sources of funding			
Group shareholders' equity	**1,435.0**	**1,432.1**	**1,182.0**
- Long-term financial receivables	243.4	125.5	5.3
- Long-term financial payables	841.2	691.2	821.8
Net long-term debt	597.8	565.7	816.5
- Short-term borrowings	544.8	461.7	406.2
- Short-term financial assets	14.0	124.3	60.3
Net short-term borrowings	530.8	337.4	345.9
Total net financial position	**1,128.6**	**903.1**	**1,162.4**
Total sources of funding	**2,563.6**	**2,335.2**	**2,344.4**

The analysis of cash flows during the period shows that the funds generated by Group operations during the first nine months of 2003 amounted to 416.2 million euro (175.9 million euro in the same period of 2002).

Part of these resources were absorbed by investments, 269.6 million euro (320.8 million euro at 30 September 2002, of which 184.7 million euro was for the increase in capital by Edipower S.p.A. .

In the first nine months of 2003 there were other changes in shareholders' equity totalling 112.8 million euro, of which 75.6 million euro was for payment of dividends by the parent company, while 37.2 million euro relates to changes in shareholders' equity as a result of selling the investment in Fastweb S.p.A. and buying all of the shares in Metroweb S.p.A.

(in millions of euro)	09.30.2003	09.30.2002
NET FINANCIAL POSITION AT THE BEGINNING OF THE PERIOD	**(1,162.4)**	**(321.3)**
Pre-tax income for the period	365.6	44.5
Amortisation and depreciation	85.3	64.9
Changes in assets and liabilities	(34.7)	66.5
Cash flow generated (used) by operations	**416.2**	**175.9**
Net capital expenditure on tangible, intangible and financial fixed assets	**(269.6)**	**(320.8)**
Change in the consolidation reserve	(28.6)	
Change in minority interests	(8.6)	(0.6)
Net income distributed	(75.6)	(75.6)
Cash flow generated (used) by changes in shareholders' equity	**(112.8)**	**(76.2)**
NET FINANCIAL POSITION AT THE END OF THE PERIOD	**(1,128.6)**	**(542.4)**

Subsequent events

- On 17 October 2003 AEM S.p.A. issued a fixed-interest bond loan with a face value of 500 million euro on the international Eurobond market. The bond loan has a duration of 10 years and pays an annual coupon of 4.875%. The bonds are listed on the Luxembourg Stock Exchange.
- On 29 October 2003 the shareholders of AEM S.p.A. authorised the Board of Directors to implement a plan to buy back the company's own shares for up to 10% of the share capital, with an outlay that is not to exceed 250 million euro. Purchases will take place in the ways and within the limits laid down in the current rules issued by Borsa Italiana S.p.A., respecting the parity of treatment of all shareholders in accordance with art. 13 of Legislative Decree 58 of 24 February 1998, excluding takeover bids. The purchase price per share will not be lower than the stock's par value (0.52 euro) and not more than 5% higher than the reference price posted on the Stock Exchange at the session preceding each purchase. The shareholders also gave the Board of Directors authorisation to sell the shares they have bought, either on the block market or on the screen-based market, also as part of normal trading activities, at a price per share not more than 5% lower than the reference price posted on the Stock Exchange at the session preceding each purchase. This price limit will not apply in situations where the shares are being exchanged as part of an industrial plan.

Outlook for operations

The results of operations in the first nine months of 2003 show a trend that has improved considerably compared with the same period of 2002.

We are of the opinion that the whole of 2003 will turn in excellent results, even if growth rates in the last quarter of the year are lower than those seen in the previous quarters. Indeed, the latest comparison will be with a similar period in 2002 when the AEM Group had already consolidated for two months the results relating to the distribution network in Milan previously belonging to ENEL, which AEM bought on 1 November 2002. For a correct estimate of the results for the rest of 2003, it is worth bearing in mind that at the end of 2002 the AEM Group accounted for the abolition of the tax on hydroelectric yield, which was still included as an element of production cost in the previous three quarters.
Similar considerations apply to the valuation at equity of the investment in Fastweb S.p.A., which at 30 September 2002 showed a loss (AEM Group's share) of 22 million euro; this was eliminated at the end of 2002 following the decision to sell the interest in Fastweb S.p.A.
It is also worth remembering that hydroelectric output in the last quarter of 2003 is bound to be affected by this summer's drought.

Consolidated financial statements

BALANCE SHEET
SOURCES/APPLICATIONS

	CONSOLIDATED FINANCIAL STATEMENTS AT 09.30.2003		CONSOLIDATED FINANCIAL STATEMENTS AT 06.30.2003		CONSOLIDATED FINANCIAL STATEMENTS AT 12.31.2002	
CAPITAL EMPLOYED						
INTANGIBLE FIXED ASSETS	195,544,773	7.63	200,571,156	8.59	168,985,648	7.21
TANGIBLE FIXED ASSETS						
Gross value	2,461,579,956	96.02	2,414,206,103	103.38	2,335,887,798	99.63
(Accumulated depreciation and amortisation)	(325,209,000)	(12.69)	(310,133,000)	(13.28)	(270,608,000)	(11.54)
	2,136,370,956	83.33	2,104,073,103	90.10	2,065,279,798	88.09
FINANCIAL FIXED ASSETS						
Equity investments	456,114,098	17.79	272,889,488	11.69	369,519,439	15.76
Other receivables	342,966	0.01	5,214,439	0.22	5,890,334	0.25
Guarantee deposits	342,321	0.01	709,357	0.03	304,103	0.01
(RESERVES FOR CONTINGENCIES AND OTHER CHARGES)	(104,075,036)	(4.06)	(108,364,095)	(4.64)	(110,072,316)	(4.70)
(SEVERANCE INDEMNITIES)	(71,705,828)	(2.80)	(71,932,621)	(3.08)	(68,060,803)	(2.90)
*** NET CAPITAL EMPLOYED**	**2,612,934,250**	**101.92**	**2,403,160,827**	**102.91**	**2,431,846,203**	**103.73**
INVENTORIES	68,888,271	2.69	54,838,173	2.35	48,023,265	2.05
SHORT-TERM RECEIVABLES	409,521,210	15.97	415,405,511	17.79	499,466,436	21.30
ACCRUED INCOME AND PREPAID EXPENSES	20,273,869	0.79	20,919,104	0.90	1,760,778	0.08
(TRADE ACCOUNTS)	(274,659,546)	(10.71)	(257,688,788)	(11.04)	(336,619,432)	(14.36)
(OTHER PAYABLES)	(232,811,205)	(9.08)	(261,854,368)	(11.21)	(267,985,723)	(11.43)
(ACCRUED EXPENSES AND DEFERRED INCOME)	(40,527,146)	(1.58)	(39,597,641)	(1.70)	(32,039,513)	(1.37)
*** WORKING CAPITAL**	**(49,314,547)**	**(1.92)**	**(67,978,009)**	**(2.91)**	**(87,394,189)**	**(3.73)**
** **TOTAL CAPITAL EMPLOYED**	**2,563,619,703**	**100.00**	**2,335,182,818**	**100.00**	**2,344,452,014**	**100.00**
SOURCES OF FUNDING						
*** TOTAL SHAREHOLDERS' EQUITY**	**1,434,970,265**	**55.97**	**1,432,061,673**	**61.33**	**1,182,024,202**	**50.42**
LONG-TERM FINANCIAL RECEIVABLES	243,380,206	9.49	125,501,651	5.37	5,255,357	0.22
(LONG-TERM FINANCIAL PAYABLES)	841,232,130	32.81	691,232,130	29.60	821,800,606	35.05
(1) TOTAL FINANCIAL POSITION BEYOND ONE YEAR	597,851,924	23.32	565,730,479	24.23	816,545,249	34.83
FINANCIAL RECEIVABLES WITHIN ONE YEAR	3,114,638	0.12	1,576,955	0.07	0	0.00
LIQUID FUNDS	10,856,996	0.42	122,739,632	5.26 0.00	60,365,023	2.57
(FINANCIAL PAYABLES WITHIN ONE YEAR)	544,769,148	21.25	461,707,253	19.77	406,247,586	17.33
(2) TOTAL FINANCIAL POSITION WITHIN ONE YEAR	530,797,513	20.71	337,390,666	14.45	345,882,563	14.75
TOTAL NET FINANCIAL POSITION (1+2)	**1,128,649,438**	**44.03**	**903,121,145**	**38.67**	**1,162,427,812**	**49.58**
TOTAL SOURCES	**2,563,619,703**	**100.00**	**2,335,182,818**	**100.00**	**2,344,452,014**	**100.00**

STATEMENT OF CHANGES IN NET FINANCIAL POSITION
CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euro)

	CONSOLIDATED FINANCIAL STATEMENTS AT 09.30.2003	CONSOLIDATED FINANCIAL STATEMENTS AT 06.30.2003	CONSOLIDATED FINANCIAL STATEMENTS AT 12.31.2002
Net financial position at the beginning of the year/period	(1,162,428)	(1,162,428)	(321,318)
Cash flow generated (used) by operations during the year/period			
Pre-tax income for the period	365,611	362,806	
Net income for the year			112,711
Depreciation of tangible fixed assets	60,492	40,273	66,620
Amortisation of intangible fixed assets	24,828	16,287	26,415
Changes in assets and liabilities:			
Receivables for the sale of power and services	121,353	106,541	(42,160)
Receivables from parent company	5,480	6,031	(14,232)
Other receivables	(31,224)	(28,214)	(8,191)
Inventories	(20,865)	(6,815)	(25,555)
Accrued income and prepaid expenses	(18,513)	(19,158)	(343)
Trade accounts	(61,960)	(82,303)	(2,555)
other payables	(35,351)	(5,848)	46,781
Guarantee deposits from users	176	3,219	20,034
Accrued expenses and deferred income	8,488	7,558	23,890
Severance indemnities	3,645	3,872	6,274
Other reserves	(5,997)	(1,708)	9,431
Total cash flow generated (used) by operations during the year/period	**416,164**	**402,541**	**219,121**
Cash flow generated (used) by investment activities			
Net capital expenditure on tangible and intangible fixed assets	(182,970)	(126,939)	(733,169)
Increase in equity investments	(86,595)	96,630	(252,499)
Total cash flow generated (used) by investment activities	**(269,563)**	**(30,309)**	**(985,668)**
Free cash flow	**146,599**	**372,231**	**(766,547)**
Cash flow generated (used) by changes in shareholders' equity			
Change in consolidation reserve	(28,571)	(28,571)	
Change in minority interests	(8,648)	(8,751)	1,039
Net income distributed	(75,602)	(75,602)	(75,602)
Total cash flow generated (used) by changes in shareholders' equity	**(112,821)**	**(112,924)**	**(74,563)**
Net financial position at the end of the year/period	**(1,128,649)**	**(903,121)**	**(1,162,428)**

NET FINANCIAL POSITION	OF THE GROUP AT 09.30.2003	OF THE GROUP AT 06.30.2003	OF THE GROUP AT 12.31.2002
Net liquidity	10,857	122,741	60,365
Financial receivables	246,495	127,078	5,255
Current account with the Municipality of Milan	(82,000)	(45,908)	(29,437)
Other providers of finance	(425,993)	(430,855)	(431,831)
Due to banks	(878,009)	(676,176)	(766,780)
TOTAL NET FINANCIAL POSITION	**(1,128,649)**	**(903,121)**	**(1,162,428)**

ECLASSIFIED INCOME STATEMENT	CONSOLIDATED FINANCIAL STATEMENTS AT 30 SEPTEMBER 2003	%	CONSOLIDATED FINANCIAL STATEMENTS AT 30 SEPTEMBER 2002	%	CONSOLIDATED FINANCIAL STATEMENTS FOR THE 3RD QUARTER OF 2003	%	CONSOLIDATED FINANCIAL STATEMENTS FOR THE 3RD QUARTER OF 2002	%
. REVENUES	**937,972,920**	**100.0**	**667,887,621**	**100.0**	**234,899,001**	**100.0**	**146,573,223**	**100.0**
Sale and distribution of electricity to captive customers	387,780,725	41.3	172,597,415	25.8	119,826,191	51.0	53,644,641	36.6
Sale of electricity to eligible customers	45,188,581	4.8	97,629,831	14.6	14,947,551	6.4	24,202,888	16.5
Distribution of electricity to eligible customers	13,238,424	1.4	3,525,685	0.5	4,844,093		724,571	
Sale of gas to users and other companies	310,729,306	33.1	241,426,393	36.1	41,727,603	17.8	25,735,982	17.6
Sale of heat	40,338,858	4.3	14,517,154	2.2	6,256,902	2.7	1,311,373	0.9
Services to customers	6,917,983	0.7	2,808,748	0.4	1,904,294	0.8	1,386,015	0.9
Services to the Municipality of Milan	25,011,550	2.7	23,264,640	3.5	8,055,339	3.4	7,120,433	4.9
Services on behalf of third parties	77,205,027	8.2	88,767,005	13.3	28,722,838	12.2	26,397,893	18.0
Change in contract work in progress	2,595,398	0.3	(633,036)	(0.1)	257,813	0.1	(1,445,235)	(1.0
Connection contributions	16,152,181	1.7	11,391,215	1.7	4,943,132	2.1	3,907,998	2.7
Other current period income	11,022,217	1.2	12,401,794	1.9	2,858,462	1.2	3,500,249	2.4
Contributions from Electricity Equalisation Fund	1,792,670		190,777	0.0	554,782		86,415	
. OPERATING COSTS	**583,357,627**	**62.2**	**441,796,611**	**66.1**	**165,862,470**	**70.6**	**101,363,108**	**69.2**
Purchase of energy and fuel	362,275,412	38.6	247,518,159	37.1	90,762,756	38.6	41,155,277	28.1
Materials	12,736,292	1.4	8,109,441	1.2	6,665,683	2.8	3,087,136	2.1
Electricity delivering and transmission charges	50,983,758	5.4	35,067,973	5.3	16,516,047	7.0	12,242,081	8.4
Subcontracted work	52,464,470	5.6	50,811,708	7.6	17,107,994	7.3	12,412,675	8.5
Services	63,052,891	6.7	51,015,583	7.6	19,964,830	8.5	16,591,062	11.3
Use of third-party assets	13,376,520	1.4	7,673,815	1.1	3,198,395	1.4	2,736,207	1.9
Charges for injection of hydro-electric power into the rid			24,342,634	3.6			8,117,794	5.5
Mountain community contributions and water fees	5,902,899	0.6	5,042,906	0.8	1,967,633	0.8	1,680,969	1.1
Taxes, duties and miscellaneous rights for the period	7,083,105	0.8	3,816,398	0.6	2,187,262	0.9	1,247,515	0.9
Other operating expenses	15,482,280	1.7	8,397,994	1.3	7,491,870	3.2	2,092,392	1.4
. VALUE ADDED (A - B)	**354,615,293**	**37.8**	**226,091,010**	**33.9**	**69,036,530**	**29.4**	**45,210,115**	**30.8**
. LABOUR COST	**94,249,708**	**10.0**	**76,147,615**	**11.4**	**29,670,547**	**12.6**	**23,705,876**	**16.**
. GROSS OPERATING INCOME (C - D)	**260,365,585**	**27.8**	**149,943,395**	**22.5**	**39,365,983**	**16.8**	**21,504,239**	**14.**
. AMORTISATION, DEPRECIATION AND ROVISIONS	**88,904,105**	**9.5**	**68,770,831**	**10.3**	**27,402,393**	**11.7**	**17,670,404**	**12.**
Depreciation of tangible fixed assets	60,491,789	6.4	49,051,280	7.3	20,218,525	8.6	16,578,750	11.
Amortisation of intangible fixed assets	24,827,744	2.6	15,836,976	2.4	8,540,727	3.6	5,235,054	3.
Other writedowns of fixed assets	1,038,742				1,038,742	0.4		
Provision for bad and doubtful ccounts	1,489,789	0.2	1,978,403	0.3	314,802	0.1	824,010	0.
Additions to/uses of risk provisions	1,056,041	0.1	1,904,172	0.3	(2,710,403)	(1.2)	(4,967,410)	(3.4
. OPERATING INCOME (E-F)	**171,461,480**	**18.3**	**81,172,564**	**12.2**	**11,963,590**	**5.1**	**3,833,835**	**2.**
. SHARE OF RESULTS OF COMPANIES ARRIED AT EQUITY	**(58,015)**	**(0.0)**	**(21,999,795)**	**(3.3)**	**(181,208)**	**(0.1)**	**(180,991)**	**(0.1**
FINANCIAL EXPENSES	**37,400,419**	**4.0**	**21,519,519**	**3.2**	**9,841,255**	**4.2**	**8,486,683**	**5.**
Interest expense on current account with Municipality of ilan	420,477	0.0	652,819	0.1	298,051	0.1	109,032	0.
Writedown of equity investments	5,274,073	0.6	2,046,359	0.3	(461,629)	(0.2)	1,580,816	1.
Other financial expenses	31,705,869	3.4	18,820,341	2.8	10,004,833	4.3	6,796,835	4.
. FINANCIAL INCOME	**7,531,556**	**0.8**	**4,685,410**	**0.7**	**1,443,814**	**0.6**	**482,957**	**0.**
Revaluation of equity investments	792,273	0.1			270,973	0.1		
Other financial income	6,739,283	0.7	4,685,410	0.7	1,172,841	0.5	482,957	03
. TOTAL FINANCIAL INCOME / EXPENSES (L -)	**(29,868,863)**	**(3.2)**	**(16,834,109)**	**(2.5)**	**(8,397,441)**	**(3.6)**	**(8,003,726)**	**(5.**
. INCOME BEFORE EXTRAORDINARY ITEMS + H + M)	**141,534,602**	**15.1**	**42,338,660**	**6.3**	**3,384,941**	**1.4**	**(4,350,882)**	**(3.**
. TOTAL EXTRAORDINARY NCOME/CHARGES	**224,786,296**	**24.0**	**1,586,172**	**0.2**	**(476,349)**	**(0.2)**	**(1,099)**	**(0.0**
. INCOME BEFORE TAXES (N + O)	**366,320,898**	**39.1**	**43,924,832**	**6.6**	**2,908,591**	**1.2**	**(4,351,981)**	**(3.0**
. INCOME TAXES FOR THE PERIOD								
Income taxes for the year								
Deferred tax assets								
Deferred tax liabilities								
. NET INCOME FOR THE PERIOD	**366,320,898**	**39.1**	**43,924,832**	**6.6**	**2,908,591**	**1.2**	**(4,351,981)**	**(3.0**
. MINORITY INTERESTS	**(709,534)**	**(0.1)**	**553,156**	**0.1**	**(103,074)**	**(0.0)**	**43,831**	**0.0**
. GROUP SHARE OF PRE-TAX INCOME FOR HE PERIOD (N-O)	**365,611,364**	**39.0**	**44,477,988**	**6.7**	**2,805,518**	**1.2**	**(4,308,150)**	**(2.9**

STATEMENT OF CASH FLOWS
CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of euro)

	CONSOLIDATED FINANCIAL STATEMENTS AT 09.30.2003	CONSOLIDATED FINANCIAL STATEMENTS AT 06.30.2003	CONSOLIDATED FINANCIAL STATEMENTS AT 12.31.2002
Cash flow generated by operations during the year/period			
Pre-tax income for the period	365,611	362,806	
Net income for the year			112,711
Depreciation of tangible fixed assets	60,492	40,273	66,620
Amortisation of intangible fixed assets	24,828	16,287	26,415
Changes in assets and liabilities:			
Receivables for the sale of power and services	121,353	106,541	(42,160)
Receivables from parent company	5,480	6,031	(14,232)
Other receivables	(31,223)	(28,214)	(8,191)
Inventories	(20,865)	(6,815)	(25,555)
Accrued income and prepaid expenses	(18,513)	(19,158)	(343)
Trade accounts	(61,960)	(82,303)	(2,555)
Other payables	(35,351)	(5,848)	46,781
Guarantee deposits from users	176	3,219	20,034
Accrued expenses and deferred income	8,488	7,558	23,890
Severance indemnities	3,645	3,872	6,274
Other reserves	(5,997)	(1,708)	9,431
Total cash flow generated by operations during the year/period	**416,164**	**402,541**	**219,121**
Cash flow used in investment activities			
Net capital expenditure on tangible and intangible fixed assets	(182,970)	(126,939)	(733,169)
Increase in equity investments	(86,595)	96,630	(252,499)
Total cash flow used in investment activities	**(269,565)**	**(30,309)**	**(985,668)**
Free cash flow	**146,599**	**372,231**	**(766,547)**
Cash flow absorbed by financing activities			
Due to banks	111,229	(90,604)	424,911
Financial receivables	(241,239)	(121,823)	(4,011)
Due to other providers of finance	(5,838)	(976)	426,499
Payables on current account to Municipality of Milan	52,562	16,471	(30,736)
Change in consolidation reserve	(28,571)	(28,571)	
Change in minority interests	(8,648)	(8,751)	1,039
Net income distributed	(75,602)	(75,602)	(75,602)
Total cash absorbed by financing activities	**(196,107)**	**(309,856)**	**742,100**
DECREASE IN LIQUID FUNDS	(49,508)	62,375	(24,447)
LIQUID FUNDS, BEGINNING OF YEAR/PERIOD	60,365	60,365	84,812
LIQUID FUNDS, END OF YEAR/PERIOD	10,857	122,740	60,365
CONSOLIDATED NET FINANCIAL POSITION			
Net liquidity	10,857	122,740	60,365
Financial receivables	246,495	127,078	5,255
Current account with the Municipality of Milan	(82,000)	(45,908)	(29,437)
Other providers of finance	(425,992)	(430,855)	(431,831)
Due to banks	(878,009)	(676,176)	(766,780)
TOTAL NET FINANCIAL POSITION	**(1,128,649)**	**(903,121)**	**(1,162,428)**

Notes to the financial statements

Form and contents of the consolidated financial statements

The consolidated quarterly report at 30 September 2003 has been prepared in accordance with Article 82 and attachment 3D of CONSOB resolution no. 11971 dated 14 May 1999 and subsequent amendments and integrations approved by CONSOB with resolution no. 12475 dated 6 April 2000, supplemented by the subsequent communication DAC 28034 dated 12 April 2000, as well as by accounting principle no. 30 issued by the Italian Accounting Profession.

The consolidated financial statements comprise the balance sheet, income statement (in a format showing net revenues, gross operating income and operating income) and the statement of cash flows.

The explanatory notes provide all additional information considered necessary in order to give a true and fair view of the company's assets and liabilities, results and financial position for the period under review.

Income statement figures are given for the third quarter of 2003 and for the nine months to 30 September 2003, together with comparative figures for the same periods of the previous year.

The balance sheet figures are as of 30 September 2003 with comparative figures at 31 December 2002 and 30 June 2003.

Scope of consolidation

The consolidated quarterly report of the AEM Group at 30 September 2003 includes the financial statements of the parent company AEM S.p.A. and of the Italian and foreign companies in which AEM S.p.A., directly or indirectly, holds a majority of the voting rights that can be exercised at ordinary shareholders' meetings. The companies on which the parent company has joint control with other shareholders have been consolidated on a proportional basis, in accordance with art. 37 of Decree 127/91 and specific agreements with the other shareholders.
The scope of consolidation as regards the companies consolidated line-by-line has changed with respect to 31 December 2002 due to the inclusion of AEM Calore & Servizi S.p.A and Serenissima Energia S.r.l., which at the end of the prior year were carried respectively at equity and at cost, and the acquisition of Servizi Calore Milano S.r.l., which is held indirectly through AEM Calore & Servizi S.p.A..

Consolidation principles and accounting policies

The consolidation principles and accounting policies adopted for the preparation of the consolidated financial statements are consistent with those used for the consolidated financial statements at 31 December 2002, with the necessary adjustments required by the nature of interim reports.
As permitted by Article 81.7 of CONSOB regulation no. 11971 dated 14 May 1999, the AEM Group has decided to present its results for the period gross of the related tax effects.

COMMENTS ON THE CONSOLIDATED BALANCE SHEET AT 30 SEPTEMBER 2003

The first nine months of 2003 show an increase in capital employed of 219.2 million euro compared with the consolidated balance sheet at 31 December 2002. Among the sources of funding, shareholders' equity increases by 253 million euro, while the net financial position benefits from decrease in its negative balance of 33.8 million euro.

CAPITAL EMPLOYED

Net capital employed

Intangible fixed assets

(in millions of euro)	Net book value 12.31.02	Investments and acquisitions	Amorti-sation	Net book value 09.30.03
Start-up and expansion costs	12.3	0.3	-2.7	9.9
Industrial patents and intellectual property rights	2.5	1.2	-1.7	2.0
Concessions, licenses, trademarks and similar rights	7.0	4.2	-1.2	10.0
Goodwill	121.9		-9.3	112.6
Goodwill arising from consolidation	10.9	34.2	-3.8	41.3
Assets in process of formation and advances	1.0	7.0		8.0
Other intangible fixed assets	13.4	4.4	-6.1	11.7
Total intangible fixed assets	**169.0**	**51.3**	**-24.8**	**195.5**

Intangible fixed assets increase by 26.5 million euro, due to:

- capital expenditure during the period for 15.1 million euro, broken down by sector of activity as follows:
  Network Management 3.8 million euro
  Market 1.9 million euro
  Services 9.4 million euro

- inclusion of the intangible fixed assets of AEM Calore & Servizi S.p.A. and Servizi Calore Milano S.r.l., consolidated line-by-line during the period, for 2.0 million euro;
- the booking of goodwill arising on the consolidation of Serenissima Energia S.r.l., Metroweb S.p.A., AEM Calore & Servizi S.p.A. and Servizi Calore Milano S.r.l. for 34.2 million euro;
- the amortisation charge for the period of 24.8 million euro.

Goodwill arising on the acquisition of the business unit from ENEL Distribuzione S.p.A. by AEM Distribuzione Elettricità S.p.A., which took place on 1 November 2002, amounts to 112.6 million euro, net of the amortisation charge for the period of 9.3 million euro. This goodwill is mainly for title to the concessions for the distribution of electricity in Milan and Rozzano, which expire in 2029 as established by Decree 79/99. However, considering current regulatory developments and the liberalisation of the sector, this goodwill will be amortised over ten years.

Tangible fixed assets

(in millions of euro)	**Net book value 12.31.02**	**Investments and acquisitions**	**Disposals**	**Depreciation and writedowns**	**Net book value 09.30.03**
Land and buildings	181.4	1.8	-1.0	-4.0	178.2
Plant and machinery	1,646.1	52.4	-13.0	-54.3	1,631.2
Equipment	7.9	0.2		-1.5	6.6
Other tangible fixed assets	14.2	2.5	-1.3	-1.6	13.8
Construction in progress and advances	215.7	97.8	-6.9		306.6
Total	**2,065.3**	**154.7**	**-22.2**	**-61.4**	**2,136.4**

Tangible fixed assets increase by 71.1 million euro, due to:

- capital expenditure on installations during the period for 154.3 million euro, net of advances to suppliers, broken down as follows:
  Production of electricity 73.1 million euro
  Network Management 75.5 million euro
  Market 0.1 million euro
  Services 5.6 million euro
- line-by-line consolidation of assets pertaining to AEM Calore & Servizi S.p.A. and Servizi Calore Milano S.r.l., whose tangible fixed assets at 30 September 2003 amount to 0.4 million euro;
- disposals during the period of 22.2 million euro. This caption includes 11.1 million euro relating to the elimination of ancillary charges capitalised by Metroweb S.p.A. in previous years; following definitive settlement of the dispute, these amounts are no longer due;
- depreciation and writedowns made during the period of 61.4 million euro.

Financial fixed assets
Financial fixed assets increase by 81.1 million euro compared with the end of the prior year, due to the increase in equity investments in other companies, following the subscription of the increase in share capital by Edipower S.p.A., which took place in August 2003; this was partly offset by the decrease in equity investments in subsidiary companies, following the line-by-line consolidation during the period of AEM Calore & Servizi S.p.A. and Serenissima Energia S.r.l., previously carried at equity and at cost respectively, as well as the decrease in equity investments in associated companies deriving from the sale of the investment in Fastweb S.p.A. in June 2003.
Long-term receivables decrease by 5.3 million euro following the reclassification of amounts due from the tax authorities for income tax paid in advance on severance indemnities under other current receivables.

Reserves for contingencies and other charges
Reserves for contingencies and other charges total 104.1 million euro, showing a decrease of 6 million euro compared with 31 December 2002; the reserve for specific risks amounts to 68.2 million euro and includes provisions for potential liabilities of the AEM Group; it decreases by 6 million euro as a result of various uses and surpluses identified during the period.
The reserve for deferred taxation shows a balance of 35.8 million euro, the same as at 31 December 2002.

(thousands of euro)	**Balance at 12/31/2002**	**Provision**	**Utilis-ation**	**Other changes**	**Balance at 09/30/03**
Reserve for specific risks	74,241	1,056	(3,721)	(3,332)	68,244
Reserve for deferred taxation	35,831				35,831

Severance indemnities
Severance indemnities increase by 3.6 million euro for the provisions made during the period.

Working capital

Inventories
They show an increase of 20.9 million euro compared with 31 December 2002, mainly because of the seasonal increase in fuel inventories held by Plurigas S.p.A., which is consolidated on a proportional basis.

Short-term receivables
Short-term receivables amount to 409.5 million euro (499.5 million euro at the end of 2002), down by 18% compared with 31 December 2002; the main items in this caption are commented on below.

Receivables for the sale of power and services, net of writedowns, amount to 256.3 million euro and decrease by 112.5 million euro, due to the seasonal nature of electricity, gas and heat sales and the reclassification under other receivables of amounts due from GRTN for the tax on hydroelectric yield paid by the AEM Group in 2002 and abolished by Decree Law 25 of 18/02/03 with

retroactive effect from 1 January 2002. The balance at 30 September 2003 includes receivables of AEM Calore & Servizi S.p.A., consolidated line-by-line from 1 January 2003.
Receivables from the Municipality of Milan decrease by 5.5 million euro because of lower receivables for refurbishment and maintenance works on public illumination and traffic light installations and lower receivables for the sale of power to the Municipality.
Receivables from the Electricity Equalisation Fund increase by 1.2 million euro principally because of the estimated reimbursement to partially cover the cost of buying green certificates related to thermoelectric production for the captive market.
Other receivables increase by 36.8 million euro following reclassification to this caption of long-term receivables from the tax authorities for income tax paid in advance on severance indemnities and of receivables from GRTN in connection with the hydroelectric yield (33.6 million euro).
Advances to suppliers decrease by 1.3 million euro while the current portions of long-term financial receivables are substantially unchanged compared with 31 December 2002.

Accrued income and prepaid expenses
Accrued income and prepaid expenses increase by 18.5 million euro and reflect the costs relating to future periods. The increase is attributable to the accrued income and prepaid expenses of AEM Calore & Servizi S.p.A., consolidated line-by-line from 1 January 2003.

Trade accounts
Trade accounts decrease by 61.9 million euro compared with the end of 2002 due to the seasonal nature of Group's activities, which entailed lower purchases of gas.

Other payables
Other payables total 232.8 million euro (267.9 million euro at the end of 2002), with a decrease of 13.1% compared with 31 December 2002; the main items in this caption are commented on below.
Payables to associated companies decrease by 7.4 million euro following the reclassification to trade accounts of payables to Fastweb S.p.A., as it was no longer an associated company of AEM S.p.A. at 30 September 2003.
Payables to the Municipality of Milan decrease by 4.7 million euro. Taxes payable decrease by 30.7 million euro following the decrease in VAT payable, payables to the Treasury Ministry for natural gas consumption taxes and payables for withholding taxes.
Amounts due to social security institutions decrease by 3 million euro compared with the end of the prior year, which included contributions on the double salaries paid in December.
Payables to the Electricity Equalisation Fund increase by 7.3 million euro, due to system charges included in final sale prices of electricity, billed to users and not yet paid (being due every two months).
Payables to personnel decrease by 0.4 million euro; they include the charge for holidays accrued but not taken at 30 September 2003 as well as costs for the employee productivity bonus and the additional (13th/14th) monthly salaries provided for under labour contracts.
Other payables, totalling 101.9 million euro (98.3 million euro at 31 December 2002), mainly include payables to leasing companies for the buildings located in Via Caracciolo and Corso di Porta Vittoria, Milan, sold and leased back as part of the deals made in 1999 and 2001 respectively and accounted for in the consolidated financial statements under the finance lease method.

Accrued expenses and deferred income
Accrued expenses and deferred income increase by 8.5 million euro due to the accrued expenses and deferred income of AEM Calore & Servizi S.p.A., consolidated line-by-line from 1 January 2003.

SOURCES OF FUNDING

Shareholders' equity

Group shareholders' equity shows an increase of 253 million euro compared with 31 December 2002, due to the difference between the Group share of pre-tax income for the period (365.6 million euro), the dividends distributed by the parent company AEM S.p.A. (75.6 million euro) and the reversal to income of the consolidation reserve deriving from the writedown to equity of the investment in Fastweb S.p.A. for 28.6 million euro.
Minority interests decrease by 8.7 million euro compared with 31 December 2002 following the acquisition during the period of complete control over Metroweb S.p.A.

Net financial position

Long-term financial receivables

These amount to 243.4 million euro and increase by 238.1 million euro compared with 31 December 2002 due to the subscription in two tranches (June and July 2003) of a convertible bond loan issued by e.Biscom.

Long-term financial payables

Long-term financial payables total 841.2 million euro (821.8 million euro at 31 December 2002).
In particular, long-term payables to banks increase by 61.8 million euro compared with 31 December 2002 following the subscription by the parent company AEM S.p.A. of the increase in share capital by Edipower, which took place at the end of August 2003. This increase is partially offset by the reclassification to short-term financial payables of the current portions of long-term bank loans.
The decrease in amounts due to other providers of finance of 42.3 million euro compared with the prior year is due to the reclassification to short-term financial payables of the current portions of debt due within one year.

Financial receivables within one year

They total 3.1 million euro and refer to the reclassification of ASM di Brescia S.p.A., Brescia Mobilità S.p.A. and Consorzio 3A to equity investments included in current assets.

Liquid funds

Liquid funds at 30 September 2003 amount to 10.9 million euro and refer to bank current accounts. They decrease by 49.5 million euro compared with 31 December 2002.

Financial payables within one year

Financial payables within one year total 544.8 million euro (406.2 million euro at 31 December 2002).
In particular, financial payables to the Municipality of Milan increase by 52.6 million euro following the payments made on the correspondent current account by the Municipality, partially offset by the settlement of amounts due from Group companies.

Short-term payables to banks increase by 49.4 million euro following charges incurred by the parent company AEM to support the development strategy, as well as the reclassification to this caption of the current portion of long-term bank loans, partially offset by repayments made in the first nine months of the year and lower debt on the part of Plurigas S.p.A., which is consolidated on a proportional basis. Short-term payables to other providers of finance total 66 million euro with an increase of 36.5 million euro compared with 31 December 2002, being the current portion of long-term financial payables.

Guarantees given

These amount to 368.7 million euro (321.6 million euro at 31 December 2002).

COMMENTS ON THE CONSOLIDATED INCOME STATEMENT AT 30 SEPTEMBER 2003

REVENUES

Revenues at 30 September 2003 amount to 938 million euro, 40.4% up on the same period last year. The breakdown of the more important revenue items is as follows:

- revenues for 387.8 million euro (172.6 million euro at 30 September 2003) relating to the distribution and sale of electricity to captive customers by AEM Elettricità S.p.A.: these are stated net of the estimated revenues exceeding the V1 price-cap restriction as defined in the resolutions of the Authority for Electricity and Gas. During the period, the volume of electricity distributed and sold to the captive market came to 3,994 million kWh (1,930 million kWh in the same period of 2002). The significant rise in the volume of electricity sold and distributed is due to the contribution made by the business unit acquired from Enel Distribuzione S.p.A. on 1 November 2002;
- revenues for the sale of power to eligible end-customers and wholesalers, including the sales to Gestore della Rete di Trasmissione Nazionale (GRTN) S.p.A. for 45.2 million euro (97.6million euro in the same period last year). This amount derives from the 799 million kWh (1,517 million kWh at 30 September 2002) sold by AEM Trading S.p.A. and AEM Energia S.p.A. The decrease of 52.4 million euro essentially reflects a decrease in the quantities sold to eligible end-customers, in line with the Group strategies designed to optimise the portfolio;
- revenues from the distribution of 1,408 million kWh (674 million kWh at 30 September 2002) to eligible customers connected to the network owned by AEM Elettricità S.p.A. for 13.2 million euro (3.5 million euro in the same period last year);
- revenues from the sale of natural gas to users and third parties for 310.7 million euro (241.4 million euro at 30 September 2002) concerning the sale to end-customers by AEM Energia S.p.A., AEM Trading S.r.l. and Serenissima Energia S.r.l. of 1,016 million cubic metres (714 million cubic metres at 30 September 2002);
- revenues for the sale of heat to users for 40.3 million euro, based on the sale of 327 million thermal kWh (201 million thermal kWh at 30 September 2002). Compared with the same period last year, revenues have increased by 25.8 million euro, partly thanks to the acquisition of AEM Calore & Servizi S.p.A. at the end of 2002;
- revenues for services to customers for 6.9 million euro (2.8 million euro at 30 September 2002) relating to services involved in the heat management activities carried on by AEM Calore & Servizi S.p.A.;
- revenues for services to the Municipality of Milan for 25.0 million euro (23.3 million euro at 30 September 2002), mainly for the management and installation of the city's public illumination and traffic light systems;
- revenues for services to third parties for 77.2 million euro (88.8 million euro at 30 September 2002), attributable to reimbursements from ASM Brescia S.p.A. (26.5 million euro) for charges relating to the thermo-electric production at the Cassano d'Adda power station (including a share of running costs and capital expenditure for the period), the amounts received by AEM Trasmissione S.p.A. from GRTN S.p.A. for high-tension electricity transport (6.1 million euro), revenues earned by Metroweb S.p.A. (32.6 million euro), as well as revenues for miscellaneous services (12 million euro). The decrease of 11.6 million euro compared with 30 September 2002 is due to a decline in revenues from ASM Brescia S.p.A.;
- change in contract work in progress for 2.6 million euro (-0.6 million euro at 30 September 2002) relating to work in progress on the installation of public illumination and traffic light systems by AEM S.p.A. and AEM Elettricità S.p.A., on the installation of telecommunication systems by

Metroweb S.p.A., on projects related to urban mobility by Zincar S.r.l. on behalf of the Municipality of Milan and, lastly, on the installation of new thermal plants by AEM Calore & Servizi S.p.A.;
- revenues for connection contributions of 16.2 million euro (11.4 million euro at 30 September 2002);
- other revenues for a total of 11.0 million euro (12.4 million euro at 30 September 2002) for out-of-period income arising from overprovisions in prior years, rental income, as well as reimbursements for damages and penalties received from users, insurance companies and private individuals;
- contributions from the Electricity Equalisation Fund of 1.8 million euro deriving mainly from the estimated reimbursement provided to cover the charge incurred by AEM Trading S.r.l. for the purchase of green certificates for the production of electricity from fossil fuel to cover the requirements of the AEM Group's captive customers. This reimbursement is foreseen in resolution no. 227/02 of the Authority for Electricity and Gas.

EXTERNAL CHARGES

External charges at 30 September 2003 amount to 583.4 million euro (+32.1% compared with 30 September 2002) and are analysed as follows:
- costs for the purchase of fuel, electricity and thermal energy for 362.3 million euro (247.5 at 30 September 2002). Their increase is due to the rise in sales to customers and a rise in the unit price of raw materials on international markets;
- costs of materials for 12.7 million euro (8.1 million euro at 30 September 2002), shown in the financial statements net of capitalised costs relating to capital expenditure;
- charges for the use of electric and gas infrastructure and energy dispatching and regulation charges incurred by AEM Trading S.r.l., AEM Energia S.p.A, AEM Elettricità S.p.A and Plurigas S.p.A. for a total of 51.0 million euro (35.1 million euro at 30 September 2002). Their increase is linked to a rise in electricity volumes distributed by AEM Elettricità S.p.A. as well as the higher transport charges incurred by Plurigas S.p.A., which is consolidated on a proportional basis;
- costs for subcontracted work, net of capitalised charges, for 52.5 million euro (50.8 million euro at 30 September 2002) mainly relating to maintenance work carried out in the first nine months of 2003;
- service costs for 63.1 million euro (51 million euro at 30 September 2002); their increase is mainly the result of consolidating the costs incurred by AEM Calore & Servizi S.p.A. and the portion attributable to Plurigas S.p.A.;
- use of third-party assets for 13.4 million euro (7.7 million euro at 30 September 2002) including concession charges for the distribution of gas and heat via district heating networks, rental expenses, vehicle rental charges and software licences;
- water fees for 5.9 million euro (5.1 million euro at 30 September 2002) and taxes and duties for the period for 7.1 million euro (3.8 million euro at 30 September 2003) relating to the amounts due to the Electricity Equalisation Fund and local property tax (ICI);
- other costs for 15.5 million euro (8.4 million euro at 30 September 2002) relating to out-of-period expenses and underprovisions, as well as losses on the disposal of assets during the period;

LABOUR COST

Labour cost, net of capitalised costs of 12.8 million euro, amount to 94.2 million euro, representing 10% of revenues (11.4% at 30 September 2002).
The 18.1 million euro rise in labour cost compared with the same period last year derives essentially from the increase in the workforce, following the acquisition of Siemens Facility Management Services S.p.A. (now AEM Calore & Servizi S.p.A.) in the fourth quarter of 2002 and of the business unit from ENEL Distribuzione S.p.A.
At 30 September 2003, the AEM Group employed 3,006 people (2,525 at 30 September 2002).

The average number of employees is analysed below by grade and type of contract:

	09.30.2003					
	Managers	Electricity	Gas	Metal workers	Commerce	Total
Managers	49					49
Supervisors		94	37	1	17	149
White-collar workers		1,068	600	48	102	1,818
Blue-collar workers		567	336	5	114	1,022
Total	49	1,729	973	54	233	3,038

GROSS OPERATING INCOME

Gross operating income at 30 September 2003 increased by 73.6% to 260.4 million euro (150.0 million euro at 30 September 2002).

AMORTISATION, DEPRECIATION AND PROVISIONS

Amortisation and depreciation total 88.9 million euro (68.8 million euro at 30 September 2002) and comprise:

- amortisation of intangible fixed assets for 24.8 million euro (15.8 million euro at 30 September 2002), of which 9.3 million euro for the amortisation of goodwill arising from the acquisition of the business unit from ENEL Distribuzione S.p.A.;
- depreciation of tangible fixed assets for 60.5 million euro (49.1 million euro at 30 September 2002), of which 4.1 million euro for the depreciation of freely transferable assets;
- other writedowns of fixed assets for 1 million euro relating to assets that are no longer needed in the company's business;
- the provision for bad and doubtful accounts due from users and customers made to adjust them to their estimated realisable value comes to 1.5 million euro (1.9 million euro at 30 September 2002), while the provision for specific risks amounts to 1.1 million euro (1.9 million euro at 30 September 2002) after the provisions made by the parent company AEM S.p.A., 0.7 million euro for potential liabilities, and 0.3 million euro by Plurigas S.p.A. As regards electricity tariffs, group companies have not made any equalisation provisions during the period, as the provision made at 31 December 2002 is considered adequate to cover any measures that the Authority is likely to take during the current year.

GROSS OPERATING INCOME

Gross operating income amounts to 171.5 million euro, an increase of 111.2% on 30 September 2002.

SHARE OF RESULTS OF COMPANIES CARRIED AT EQUITY

At 30 September 2003 this caption does not have a significant balance, whereas at 30 September 2002 it amounted to -22 million euro, mainly due to the losses incurred by the associated company Fastweb; this investment was sold in June 2003.

FINANCIAL INCOME AND CHARGES

This item shows a negative balance of 29.9 million euro (-16.9 million euro at 30 September 2002). In detail, financial income comes to 7.5 million euro (4.7 million euro at 30 September 2002), while financial charges total 37.4 million euro (21.5 million euro at 30 September 2002), reflecting the cost of the debt needed to support the Group's expansion strategies.

EXTRAORDINARY INCOME AND CHARGES

Extraordinary income, 224.8 million euro, reflects the gain realised on the disposal of the investment in Fastweb S.p.A. on 23 June 2003 for 277 million euro, compared with a consolidated book value of 80 million euro as adjusted by the consolidation reserve of 28 million euro provided in 2001.

INCOME BEFORE TAXES

Consolidated income before taxes amounts to 366.3 million euro (43.9 million euro at 30 September 2002), while the Group share, net of minority interests (0.7 million euro), comes to 365.6 million euro (44.5 million euro at 30 September 2002).

Analysis of the main business sectors



3rd Qtr. 2003	3rd Qtr. 2002	RESULTS SECTOR BY SECTOR (in millions of euro)	09.30.2003	09.30.2002	Change	% 2003/2002
		Production				
34.3	21.6	Revenues	132.1	94.7	37.4	39.4%
12.4	8.1	Gross operating income	79.4	43.0	36.4	84.6%
6.7	2.7	Operating income	63.2	26.7	36.5	136.9%
34.6	29.2	Investments in tangible and intangible fixed assets	74.7	83.8	-9.1	-10.9%
		Network Management				
175.6	100.2	Revenues	600.7	379.8	220.9	58.2%
46.2	29.7	Gross operating income	170.2	115.6	54.7	47.3%
10.1	3.2	Operating income	54.1	20.0	34.1	170.4%
25.8	32.7	Investments in tangible and intangible fixed assets	77.7	105.6	-27.9	-26.4%
		Market				
214.7	145.1	Revenues	1,034.2	827.7	206.6	25.0%
-14.7	-8.5	Gross operating income	29.6	10.6	19.1	180.4%
-17.6	-10.8	Operating income	20.6	3.2	17.4	548.9%
0.2	2.1	Investments in tangible and intangible fixed assets	2.0	6.1	-4.0	-66.5%
		Services				
64.8	42.2	Revenues	161.1	147.3	13.7	9.3%
-9.1	-9.7	Gross operating income	-26.6	-24.4	-2.2	9.0%
-11.6	-12.1	Operating income	-33.7	-31.8	-1.9	6.1%
4.4	1.8	Investments in tangible and intangible fixed assets	15.7	4.6	11.1	239.4%
		Adjustments and eliminations				
-254.5	-162.5	Revenues	-990.1	-781.7	-208.4	26.7%
4.5	1.8	Gross operating income	7.7	5.2	2.5	48.6%
24.4	20.9	Operating income	67.3	63.1	4.2	6.6%
9.0	3.4	Investments in tangible and intangible fixed assets	-12.8	5.9	-18.7	-318.6%
		Total AEM Group				
234.9	146.5	Revenues	938.0	667.8	270.2	40.5%
39.4	21.5	Gross operating income	260.4	149.9	110.4	73.7%
12.0	3.8	Operating income	171.5	81.2	90.3	111.2%
56.1	62.4	Investments in tangible and intangible fixed assets	183.0	194.2	-11.2	-5.8%

3rd Qtr. 2003	3rd Qtr. 2002	ENERGY BALANCE	09.30.2003	09.30.2002	Change	% 2003/2002
		SOURCES (millions of kWh)				
654.8	**598.9**	**Net production**	**2,458.8**	**2,691.9**	**-233.1**	**-8.7%**
333.4	270.7	- Thermoelectric	1,010.7	1,541.8	-531.1	-34.4%
3.1	8.7	- Cogeneration	36.6	42.3	-5.7	-13.5%
318.3	319.5	- Hydroelectric	1,411.5	1,107.8	303.7	27.4%
1,070.9 (*)	470.7 (*)	Purchase of power from other producers	2,726.9 (*)	1,021.2 (*)	1,705.7	167.0%
1,725.7	**1,069.6**	**Total sources**	**5,185.7**	**3,713.1**	**1,472.6**	**39.7%**
		APPLICATIONS (millions of kWh)				
1,276.7	599.5	Sale to captive customers	4,006.7	1,942.3	2,064.4	106.3%
369.9 (*)	420.0 (*)	Sale to eligible end customers and wholesalers	943.8 (*)	1,627.8 (*)	-684.0	-42.0%
79.1	50.1	Losses and self-consumption	235.2	143.0	92.2	64.5%
1,725.7	**1,069.6**	**Total applications**	**5,185.7**	**3,713.1**	**1,472.6**	**39.7%**
		DISTRIBUTION				
1,810.0	867.4	Total electricity distributed (millions of kWh)	5,406.2	2,606.6	2,799.6	107.4%
79.5	76.8	Total natural gas distributed (millions of cubic meters)	792.3	767.9	24.4	3.2%
		SALE OF NATURAL GAS AND HEAT				
156.7	72.0	Sale of natural gas (millions of cubic metres)	1,023.2	741.2	282.0	38.0%
14.3	14.1	Sale of heat (millions of kWht)	326.6	201.0	125.6	62.5%

(*) Includes trades as per resolution no. 27/03 of the Authority for Electricity and Gas



Main sectors of business



AEM S.p.A.
PRODUCTION
NETWORK MANAGEMENT
MARKET
SERVICES
Production division
AEM Elettricità S.p.A.
AEM Trasmissione S.p.A.
AEM Gas S.p.A.
Serenissima Gas S.p.A.
Metroweb S.p.A.
AEM Trading S.r.l.
AEM Energia S.p.A.
Serenissima Energia S.r.l.
Plurigas S.p.A.
AEM Calore & Servizi S.p.A.
Servizi Calore Milano S.r.l.
Corporate
AEM Service S.r.l.
Zincar S.r.l.
Electrone S.p.A.



Electricity production

The running of the thermoelectric and hydroelectric plants, from a technical point of view, is carried out by the **Production Division of AEM S.p.A.**, which owns the power stations. Dispatching, on the other hand, has been delegated to AEM Trading S.r.l. The two companies have signed specific contracts that govern their respective responsibilities from an economic and legal point of view.

National energy scenario

The demand for electricity rose by 3.8% in the first nine months of 2003 compared with the same period last year, coming in at 239.9 TWh. Load coverage was guaranteed 83.9% by domestic production with the remaining 16.1% being covered by imports.

Compared with the same period last year, the trend in demand for electricity was very strong in August (+11.7%), July (+5.9%), June (+4.9%), February (+4.5%) and March (+4.4%). April, May and September also turned in positive growth rates (+2.2%, +1.5% and +1.6% respectively), whereas there was a slight contraction in January (-0.8%).

Domestic power generation came 82.1% from thermoelectric sources, 15.7% from hydroelectric sources and 2.2% from geothermal and wind power sources. Compared with the first nine months of 2002, geothermal output rose by 19.4%, wind power by 6.6% and thermoelectric by 3.6%. Hydroelectric output, on the other hand, decreased (-1.1 %).

Imports, totalling 38.5 TWh, rose by 5.8% compared with the same period last year.

Regulatory and tariff framework

With resolution no. 238/00, which came into force on 1 January 2001, the Authority for Electricity and Gas reduced the tariff element designed to cover the fixed production costs of the power sold on the captive market by 20%. This provision was then cancelled by the Regional Administrative Tribunal for Lombardy with a sentence dated 31 July 2002: until such time that the Council of State decides on the appeal lodged by the Authority, producers have continued to bill at the lower rate.

Decree Law 25 of 18 February 2003 entitled "Urgent Provisions regarding general charges of the power system" was converted into Law 83 of 17 April 2003; this provides, among other things, for the elimination of the tax on hydroelectric yield from 1 January 2002.

On 10 September 2003 the Ministry of Productive Activities issued a decree to regulate the methods of reimbursing the tax for the years 2002-2003, as well as the amounts that the Electricity Sector Equalisation Fund has to pay back to companies by the end of November 2003, based on the amounts that they paid into the Fund.

Following the abolition of the thermal charge account at the Electricity Sector Equalisation Fund, the Authority, with resolutions nos. 231/00 and 232/00 (the latter abrogated and at the same time included in resolution no. 228/01), established the methods for calculating the surcharge for access and use of the national grid for the power generated by hydroelectric and geothermal plants for the year 2000 and for the period 2001-2006. AEM S.p.A. and other hydroelectric producers impugned these provisions (nos. 231/00 and 232/00) before the Lombardy Regional Administrative Tribunal, which rejected the application for annulment for formal reasons. AEM S.p.A. is waiting to hear the decision of the Council of State to which it appealed. The Council of State has suspended judgment

until it knows how the European Court of Justice in Luxembourg rules on the compatibility of the tax on hydroelectric yield with EC law on state aid.

Lastly, AEM S.p.A. is waiting for the balance of the tax paid in 2001, which will be possible once the Authority decides the value of wholesale power on the domestic market for that year.

Economic results

The economic results of the Production Division of AEM S.p.A. derive principally from the contractualisation of the generation plants owned by AEM S.p.A. with its subsidiary AEM Trading S.r.l. According to the contracts signed by the two companies, the Production Division has taken on responsibility for managing the generation facilities from a technical point of view, guaranteeing the production of electricity on the basis of the dispatching plans drawn up by AEM Trading S.r.l. AEM Trading S.r.l., on the other hand, has been delegated responsibility for buying the fuel needed for thermoelectric production and for selling the electricity produced on the market.

The contracts that regulate relationships between the parties provide for bonuses and penalties for AEM S.p.A. related to the hours per year of effective availability of the thermoelectric plants and to variances in the power yields from the parameters contractually agreed by the parties. Revenues in the hydroelectric sector, on the other hand, are related to actual output.

The following table summarises production for the nine months to 30 September 2003 and for the third quarter on its own, with comparative figures for the same periods in 2002.

3rd Qtr. 2003	3rd Qtr. 2002	(million kWh)	09.30.2003	09.30.2002	change	change % 03/02
651.7	**590.2**	**Net production**	**2,422.2**	**2,649.6**	**(227.4)**	**(8.6)**
333.4	270.7	- Thermoelectric	1,010.7	1,541.8	(531.1)	(34.4)
318.3	319.5	- Hydroelectric	1,411.5	1,107.8	303.7	27.4

The improvement in the productivity of the Production Division of AEM S.p.A., in the first nine months of the year, derive principally from the higher hydroelectric output during the period and from a significant contraction in external charges which more than offset the impact of shutting down the 320 MW thermoelectric plant for scheduled repowering.

Key figures are shown below for the Production Division of AEM S.p.A. for the first nine months and the third quarter of 2003, with comparative figures for the same periods last year.

3rd Qtr. 2003	3rd Qtr. 2002	Production	09.30.2003	09.30.2002
34.3	21.6	Turnover	132.1	94.7
18.3	9.7	External charges	41.0	40.1
3.6	3.8	Labour cost	11.7	11.6
12.4	8.1	Gross operating income	79.4	43.0
5.7	5.5	Amortization, depreciation and provisions	16.2	16.3
6.7	2.6	Operating income	63.2	26.7

(in millions of euro)

Turnover rose by 39.5% in the first nine months of the year, benefiting not only from the higher level of hydroelectric output, but also from the abolition of the so-called "tax on hydroelectric yield" which in September 2002 was still accounted for under production costs: the fee due for the work carried out on behalf of AEM Trading S.r.l. does in fact include a surcharge for each kWh produced equal to the average domestic variable cost as defined by the Authority for Electricity and Gas, net of this tax. Gross operating income came to 79.4 million euro, an increase of 84.6% compared with the same period last year.

Capital expenditure by the Production Division of AEM S.p.A. amounted to 74.7 million euro. Expenditure on the hydroelectric plants came to 34.7 million euro, mainly for ongoing excavation work on the main tunnel of the New Viola Canal, revamping the Group 2 generator at the Grosio plant, and upgrading the Premadio plant. Expenditure on the thermoelectric plants consisted of 40 million euro at the Cassano d'Adda station, mainly for the repowering of Group 2.

Network Management

The AEM Group operates in the local management of complex network systems (electricity, gas, district heating, urban illumination and traffic lights, and telecommunications). The Group companies involved in this activity are coordinated in such a way as to maximise synergies and minimise environmental impact, while at the same time guaranteeing high quality standards.

As is generally known, the management of energy networks, which is the Group's core business, is subject to tariff regulation by the Italian Authority for Electricity and Gas.

The Group companies that operate in this sector are listed below:

- **AEM Elettricità S.p.A.** owns the high, medium and low tension grid in the city of Milan and in Rozzano, one of its suburbs, through which it distributes and sells power to captive customers and distributes power to the eligible customers that are connected to it. Operations are conducted on the basis of a concession issued by the Ministry of Productive Activities.
  On 1 June 2003, AEM Elettricità S.p.A. bought AEM S.p.A.'s **Public Illumination and Traffic Light Division**, which runs the urban illumination (street lighting and floodlighting) and traffic light networks in the city of Milan and other municipalities.

- **AEM Trasmissione S.p.A.** owns a high tension grid that links AEM S.p.A.'s power plants with AEM Elettricità S.p.A.'s medium and low tension distribution grid. The high tension lines form part of the national grid which is run by GRTN S.p.A. (Gestore della Rete di Trasmissione Nazionale S.p.A.). AEM Trasmissione S.p.A. guarantees efficient management of its part of the grid in exchange for an annual fee from GRTN S.p.A.

- **AEM Gas S.p.A.** owns the natural gas distribution network in Milan and adjacent municipalities. The distribution of gas to customers who have stipulated contracts with trading companies is based on concessions or mandates from the individual municipalities.
  AEM Gas S.p.A. is also the owner of the cogeneration plants located in Tecnocity and Famagosta (two districts of Milan) and the district heating networks connected to them. The cogeneration plants are under contract to AEM Trading S.r.l. Use of the network has been granted to AEM Calore & Servizi S.p.A. which markets the heat produced by the power plants.

- **Serenissima Gas S.p.A.** handles the distribution of natural gas in San Donà di Piave and other municipalities in the province of Venice, in Basiliano and other municipalities in the province of Udine, as well as in Barlassina (province of Milan).

- **Metroweb S.p.A.** designs and lays cable ducts and fibre-optic cables and has an infrastructure consisting of an fibre-optic network that links up the whole of the Milan metropolitan area and certain nearby provinces. The company rents out the fibre-optic network to broadband telecommunications operators.

—

Regulatory and tariff framework

Power distribution

The current tariff regime is governed by the instructions issued by the Electricity Transport, Measurement and Sale Authority , as contained in attachment A to resolution 228/01. It is based on the principle of gradually adjusting the price of electricity to the cost awarded to the distribution companies for supplies to end-customers, introducing margins of flexibility in relations between customers and distribution companies suitable for a market that is being deregulated and standardising conditions of access to the transport service for both free and captive customers.

All non-domestic end-customers, whether free or captive, pay their distributor exactly the same amount for transporting the electricity (or rather, to cover the cost of its transport on the national and distribution grids) based on the tariff options proposed by each operator and approved by the Authority.

As in the past, there remains the obligation for captive customers to buy their electricity exclusively from the local distributor, who gets paid the standard price for supplying it.

There is a special regime for low voltage domestic customers with an obligatory tariff set by the Authority based on the costs of electricity companies that have agreed to the supply conditions and quality standards laid down by the Authority. There are also other tariff options offered by distribution companies that may be different from the obligatory tariffs and closer to the specific needs of the user.

For all other categories of users, the distributors offer customers tariff options for the distribution service that they provide, subject to two restrictions, depending on the type of user: on total revenues earned from customers and on revenues per individual customer. The level of these restrictions will be updated during the period 2001-2003 to take account of inflation and the productivity goals laid down by the Authority (according to the price-cap method).

The distributors have the right to propose special options, without any revenue restrictions, offering better conditions for customers.

A consultation document was issued in February with some proposals for the reform of electricity tariffs for low voltage domestic customers in economic difficulty. The current system of benefits is in fact based on consumption, quite apart from the level of household income. The Authority, on the other hand, has proposed that the benefit should be conceded to households in a genuine state of poverty measured according to the Equivalent Economic Situation Indicator. This takes total household income and a part of the family's wealth as a unit of reference, making it possible to select those who would have a right to the benefit on the basis of homogeneous criteria and parameters.
The Authority proposes applying this special regine only to 3 kW power contracts, with the exception of customers with serious health problems, and limited to a level of annual consumption that would vary according to the number of members in the family unit. If customers benefiting from the special regime then exceeded these consumption thresholds, they would be penalised to limit any opportunistic behaviour or situations where energy was being wasted. Tariff reductions will be adjusted on the fixed and variable portions of the tariff based on input from the Government, while those portions of the tariff that refer to fuel costs and system charges will not vary, so as to maintain a price signal coming from the market.

Given that a special tariff regime forms part of a wider social policy context, it has to be the Government that decides on the amount of the benefit to be introduced and how widely it is to be applied.

In August 2002, the Authority updated electricity transport prices for 2003 and the amounts to be awarded for improvements in service continuity. The tariffs applicable to the power transport service (involving the transmission, distribution, measurement and sale of electricity) were increased in 2003 by 1.3% on average compared with the previous year. New incentives were also introduced to reward action taken to promote efficiency in the power sector. The 1999 tariff reform did in fact introduce the possibility of incentives for improvements and penalties for any deterioration in service continuity. The considerable improvement that took place in 2001, with a 27% decrease in long interruptions without warning, will entail payment of higher incentives in 2003 compared with 2002.

After this measure, the Authority decided on the tariffs to be applied to domestic customers in 2003.

In its resolution 203/02, the Authority updated the wholesale price for electricity sold on the captive market. This is the price at which distribution companies buy the power that will be sold to their own captive customers. The new prices by band, which are only marginally up on those in force during 2002, help form the tariff applied to the restricted market from 1 January 2003.

Resolution 67/03 again adjusted these prices by band, to be applied in the second half of 2003.

On 1 July 2003, this same resolution introduced another tariff element to cover the costs borne by GRTN S.p.A. for the provision of the electricity needed to balance the difference between actual and standard power losses in the various networks. This element is applied by distributors to their captive customers, while it is paid directly to GRTN S.p.A. by users of the balancing service on the free market.

On 1 July 2003, the Authority issued a consultation document on electricity tariffs for the second regulatory period (1 January 2004 - 31 December 2007). The proposals concern the amounts to be paid to cover the costs awarded to the companies that provide the power distribution, transmission, measurement and sale service, excluding the element that covers fuel costs.

In July, at the end of the two preceding consultations commenced in 2000, the Authority also issued a consultation document containing proposals for the definition of the equalisation mechanisms for the first regulatory period (2000-2003). The purpose of the proposed mechanisms is to equalise differences in distribution costs between companies for reasons beyond their control, in a regulatory context that initially envisaged a single tariff based on nationwide average costs. Mechanisms were also proposed to equalise costs for the purchase of electricity on the wholesale market to sell to captive customers, transport costs on the national grid and distribution networks incurred by distribution companies, and revenues for the sale of electricity to domestic customers.

In consideration of the fact that these mechanisms would have had an impact on financial statements that had already been closed, the Authority proposed that participation in these

equalisation mechanisms could be voluntary. However, operators cannot choose which of the elements they want equalised, but have to take part in all six or none at all.

In July, the Authority also issued a consultation document containing proposals for the definition of equalisation mechanisms for the first regulatory period (2000-2003), at the end of the two previous periods of consultation on this matter, which commenced in 2000. The purpose of the proposed mechanisms is to equalise differences in distribution costs between companies for reasons beyond their control, in a regulatory context that initially envisaged a single tariff based on nationwide average costs. Mechanisms were also proposed to equalise costs for the purchase of electricity on the wholesale market to sell to captive customers, transport costs on the national grid and distribution networks incurred by distribution companies, and revenues for the sale of electricity to domestic customers.

The Minister of Trade and Industry issued decrees on 24 April 2001 which laid down national goals for improvements in energy efficiency for the years 2002 to 2006.

So from 2002, power distributors with at least 100,000 end-customers at 31 December 2001 have had to comply with specific energy-saving commitments, calculated as a share of the national goal in proportion to the energy distributed by each operator. To achieve these objectives, distributors will have to encourage end-customers (their own and those of other distributors) to develop energy-saving projects; failure to comply will lead to penalties inflicted by the Authority. Projects can be implemented directly by the distributors through their own subsidiaries, or through companies operating in the energy services sector.

Alternatively, distributors can choose to respect these obligations by buying some or all of the "green certificates" they need from third parties. These certificates are issued by the Authority and certify that the parties concerned have achieved a certain level of energy saving. These certificates can be traded by means of bilateral agreements or on a specific market.

Part of the costs incurred by the distributors to achieve these energy-saving goals would be paid for by the electricity distribution tariffs based on criteria laid down by the Authority.

With its resolution no. 103/03, the Authority laid down guidelines for the preparation, execution and evaluation of energy-saving projects and the criteria and methods for issuing green certificates. In particular, the Authority defined the methods for evaluating energy savings, the methods of preparing projects and their minimum size, the criteria of verification of the results and the characteristics of green certificates.

On the other hand, the Authority postponed to a later date the definition of how the costs incurred by distributors for energy-saving projects would be paid for and what sanctions were to be applied if distributors failed to comply with their obligations.

In December 2002, with resolution no. 220/02, the Authority updated its instructions regarding the commercial quality of the electricity service. Assuming that the threshold of eligibility will be lowered at some stage in the future, the Authority thought it best to amend the regulations so as to protect all end-customers supplied or to be supplied with low or medium voltage power, quite apart from whether they belong to the captive or free market. The Authority also defined the services, and related obligations, of those that distribute power, distinguishing them from those that sell it.

Resolution no. 46/03 postponed until 1 January 2004 the start date of the instructions concerning the general levels of commercial quality of the services required by customers on the free market, so as to facilitate gradual implementation of the amendments to the previous regulations.

In June 2003, the Authority issued a consultation document on the regulation of commercial quality (which concerns the contractual relationships between the service provider and its customers) and technical quality (which concerns service continuity) during the new regulatory period (1 January 2004 - 31 December 2007).

With resolution no. 118/03 the Authority regulated the load profiling mechanisms to be applied from 2004 onwards. These are conventional methods of calculating the power withdrawn by end-customers that are not equipped with an hourly meter. The resolution lays down the way of calculating the amount of energy downloaded in each hour at the points of withdrawal that are not treated on an hourly basis, as well as the criteria for evaluating such energy on an hourly basis, which also serves for the economic regulation of the dispatching service.

Another matter worth mentioning is that following the power cuts that took place in June 2003, especially on the 26th, as a result of the shutdowns by GRTN S.p.A. and the electricity distribution companies, including AEM Elettricità S.p.A., in accordance with an emergency plan, the Authority has opened an enquiry to establish the causes and consequences of the blackouts and who was responsible for them. The measures to be taken in such emergencies will then be decided to guarantee the interests of users and consumers.
Lastly, with resolution no. 112/03, the Authority opened another enquiry to establish the causes of the total blackout that took place on 28 September as a result of disturbances on the cross-border interconnection network and the national grid, which led to the Italian electricity network being completely disconnected from the European power system.

Power transport
With resolution no. 304/01, the Authority for Electricity and Gas established the parameters for calculating the fixed element of the annual fee that GRTN S.p.A. has to pay owners of the installations that form part of the national grid to cover their running and maintenance costs, depreciation and remuneration of capital employed. These parameters are updated by the Authority at the beginning of each regulatory period.

On 23 December 2002, the Ministry for Productive Activities issued a decree that extended the national grid. As far as the AEM Group is concerned, this will involve transferring the high tension installations owned by AEM S.p.A. and AEM Elettricità S.p.A. to AEM Trasmissione S.p.A.

Given the current evolution in the areas of competence of the installations, it was agreed with GRTN S.p.A. not to stipulate a provisional convention and to prepare a definitive version of the convention regulating network maintenance and development and network interconnection devices, as foreseen in the decree issued by the Ministry of Industry, Commerce and Handicrafts on 22 December 2000. This convention can only be signed once the installations involved in the extension of the national grid have been transferred.

Gas distribution
With resolution 311/01, the Authority for Electricity and Gas laid down the rules for the accounting and administrative unbundling of companies operating in the gas sector, which will have to be applied in the first set of financial statements prepared after 1 July 2003.

The accounting obligations foreseen in the directives require detailed reports to be prepared for the Authority's exclusive use with summary reports broken down by individual activity for publication. These separate financial statements will have to be audited. Each activity will have to be run autonomously, as though it were a separate business, and the control systems will have to make it possible to identify balance sheet and income statement variances for each activity.

With resolution 237/00, the Authority launched a reform of the tariff system, which was meant to be fully implemented from July 2001. However, implementation has currently been suspended as, on the request of certain operators, the Lombardy Regional Administrative Tribunal (TAR) cancelled resolution 237/00 with sentence dated 29 June 2001, as well as the Authority's subsequent resolution 122/02 with sentence dated 27 January 2003.
In the meantime, AEM Energia S.p.A. has been applying to end-customers the transitional tariffs laid down in resolution 237/01 for the first half of 2001, subject to equalisation.

In order to bring the tariff regulations into line with the TAR's decisions, in April 2003 the Authority announced a new consultation process which led to the issuance in July 2003 of resolutions 87/03 and 89/03. These state that for the purpose of calculating tariffs, instead of using the parametric method, gas distribution companies can use a method of calculating capital employed based on the revalued historical cost.

In December 2002, provision was made to integrate the rules governing the commercial quality of the gas service, specifying and distinguishing better the duties and obligations of distributors and sellers.

With resolution 88/03, the Authority laid down for thermal year 2003-2004 the quota that distributors not operating in high cost areas have to pay each year to the "Fund for the temporary equalisation of high gas distribution costs".

Decrees issued by the Ministry of Industry, Commerce and Handicrafts on 24 April 2001 did in fact lay down the national goals for improvements in energy efficiency for the years 2002 to 2006. Two new decrees will soon be issued to modify certain aspects of how these goals are to be reached.

So from 2002, gas distributors with at least 100,000 end-customers at 31 December 2001 have had to comply with specific energy-saving commitments, calculated as a share of the national goal in proportion to the energy distributed by each operator. To achieve these objectives, distributors will have to encourage end-customers (their own and those of other distributors) to develop energy-saving projects; failure to comply with lead to penalties inflicted by the Authority. Projects can be implemented directly by the distributors through their own subsidiaries, or through companies operating in the energy services sector.

Alternatively, distributors can choose to respect these obligations by buying some or all of the "green certificates" they need from third parties. These certificates are issued by the Authority and certify that the parties concerned have achieved a certain level of energy saving. These certificates can be traded by means of bilateral agreements or on a specific market.

Part of the costs incurred by the distributors to achieve these energy-saving goals would be paid for by the gas distribution tariffs based on criteria laid down by the Authority.

With its resolution 103/03, the Authority laid down guidelines for the preparation, execution and evaluation of energy-saving projects and the criteria and methods for issuing green certificates. In particular, the Authority defined the methods for evaluating energy savings, the methods of preparing projects and their minimum size, the criteria of verification of the results and the characteristics of green certificates.

On the other hand, the Authority postponed to a later date the definition of how the costs incurred by distributors for energy-saving projects would be paid for and what sanctions were to be applied if distributors failed to comply with their obligations.

In April, the Authority issued a consultation document with proposals on the regulation of free access to gas distribution through urban networks and on the preparation of network codes by distribution companies.

Current regulations lay down that each distribution company should prepare its own network code on the basis of guidelines issued by the Authority. Given the number of operators, the Authority is proposing ways in which the codes prepared by the various distributors might be as homogeneous as possible. Particular attention has been paid to standard withdrawal profiling, the allocation of transportation capacity (at the points of redelivery to the end-customer), management of measurement installations and the reallocation of charges relating to any gas not accounted for. The document also states that the provision that will be adopted will have to be consistent with resolution 137/02, which ensures free access to the natural gas transportation service and lays down norms for the preparation of network codes.

Economic results

The following table summarises the main results of the companies operating in sectors related to Network Management.
The significant growth in turnover and profitability is attributable to all of the companies that form part of this sector, though the main explanation is to be found in the benefit deriving from the purchase of ENEL's power distribution and sale unit operating in Milan and Rozzano.

3rd Qtr. 2003	3rd Qtr. 2002	Network Management	09.30.2003	09.30.2002
175.6	100.2	Turnover	600.7	379.8
116.6	60.2	External charges	390.8	230.9
12.8	10.3	Labour cost	39.7	33.3
46.2	29.7	Gross operating income	170.2	115.6
36.1	26.5	Amortisation, depreciation and provisions	116.1	95.6
10.1	3.2	Operating income	54.1	20.0

(millions of euro)

Power distribution

During the first nine months of 2003, AEM Elettricità S.p.A generated a turnover of 419.3 million euro, an increase of 232.2 million euro (+124.2%) on the same period last year, thanks to the acquisition of the business unit from ENEL Distribuzione S.p.A. Gross operating income came to 93.6 million euro (+128.1%).
AEM Elettricità S.p.A. distributed and sold a total of 4,006.7 million kWh of electricity to captive customers (+106.3%). The electricity distributed to eligible customers connected to the company's network amounted to 1,408 million kWh (+108.8%).
In total, at 30 September 2003, there were around 847,000 customers connected to the network.

Capital expenditure amounted to 20.9 million euro and principally regarded expansion of the medium and low tension network, refurbishment of transformer and isolator cabins, upgrading internal systems, and work on the auxiliary plant of certain receiver stations and substations.

Power transport

During the first nine months of 2003 AEM Trasmissione S.p.A. had a turnover of 6.8 million euro, of which 6.1 million was for the fee paid by GRTN S.p.A. for the use of the company's high tension lines (+0.2 million euro on the same period last year). Gross operating income came to 4.3 million euro (-4.9%).

Capital expenditure during the period amounted to 0.2 million euro and was for conservation work on the high tension lines.

Gas distribution

During the first nine months of 2003 AEM Gas S.p.A. and Serenissima Gas S.p.A. had a turnover of 96.2 million euro, a decrease of 16.8 million euro (-14.9%) compared with the same period last year. A significant portion of these revenues (89.7 million euro) refers to intercompany services (natural gas distribution for AEM Energia S.p.A and Serenissima Energia S.r.l.).

Gross operating income came to 52.6 million euro (-2.7%).

The volume of gas transported amounted to 792.3 million cubic metres (+3.2%).

3rd Qtr. 2003	3rd Qtr. 2002	(million m^3)	09.30.2003	09.30.2002	% change 03/02
70.8	**67.1**	**Gas transported**	**792.3**	**767.9**	**3.2**
62.9	60.6	- Gas trans. to Group cos.	743.4	727.7	2.2
3.0	1.6	- Gas transported to third parties	35.3	25.6	37.8
4.9	4.9	- Losses & self-consumption	13.6	14.6	(6.6)

Capital expenditure came to 22.6 million euro and was mainly for the laying of medium and low pressure pipes and the installation of risers and metering devices to maintain and develop the gas and district heating networks and acquire new users.

Public illumination

On 1 June 2003, AEM Elettricità S.p.A. acquired the division of AEM S.p.A. that handles public illumination and traffic light installations.

During the first nine months of 2003, AEM Elettricità S.p.A.'s Public Illumination and Traffic Light Division had a turnover of 41.4 million euro, an increase of 8.5 million euro (+25.7%) on the same period last year. Gross operating income came to 1.2 million euro (-72.1%).

Telecommunications

During the first nine months of 2003, Metroweb S.p.A. had a turnover of 37 million euro, a decrease of 3.2 million euro (-8%) compared with the same period last year. Gross operating income rose to 18.6 million euro (+58.8%).

The cable duct infrastructure in the Milan area that it has been building to host fibre-optic cables now extends for a total of 2,250 kilometres, while the long-distance links now available stretch for around 700 kilometres. The total extent of the fibre-optic network comes to around 4,500 kilometres, the equivalent of 192,000 kilometres of fibre. This network includes 1,820 kilometres of urban backbone and connections to business premises, 2,290 kilometres of residential cabling and 390 kilometres of long-distance trunk lines.

Capital expenditure during the first nine months of 2003 amounted to 34 million euro and was mainly for laying the fibre-optic network.

Market

The AEM Group sells electricity, gas and heat (through district heating networks or plant management services). The following are the Group companies that carry on trading activities in the general customer market or which operate in the wholesale markets with responsibility for portfolio management.

- **AEM Trading S.r.l.** is involved in portfolio management for the entire AEM Group, operating on wholesale electricity markets. The company has contractualised the production installations of AEM S.p.A. and the cogeneration plants of AEM Gas S.p.A. and now handles their planning process from an economic point of view. Each year, the natural gas requirement for its own thermoelectric uses and for the commercial uses of AEM Energia S.p.A. is contractualised with Plurigas S.p.A., an associated company.
  As part of its portfolio management activity, AEM Trading S.r.l. is also responsible for meeting the power requirements of AEM Energia S.p.A. and AEM Elettricità S.p.A., for their free market and captive market customers, respectively.

- **AEM Energia S.p.A.** is responsible for the sale of electricity to eligible end-customers and for the sale of natural gas to all end-customers (except for those supplied directly by Serenissima Energia S.r.l.).

- **AEM Calore & Servizi S.p.A.** is involved in selling heat through district heating networks, in heat management services and, more generally, in facility management. This company was bought from Siemens at the end of 2002 when it was called Siemens Facility Management Services S.p.A. The commercial activities in the heat sector previously carried on by AEM Gas S.p.A. were then transferred to it.

- **Serenissima Energia S.r.l.** operates in the sale of natural gas to customers connected to the network belonging to Serenissima Gas S.p.A.

- **Servizi Calore Milano S.r.l.** is a subsidiary of AEM Calore & Servizi S.p.A. and is active in the running of heating installations.

- **Plurigas S.p.A.** operates in the wholesale market for natural gas, negotiating purchase contracts mainly to cover the needs of its shareholders (AEM S.p.A., Amga S.p.A. and ASM Brescia S.p.A.). The company provides shipping services and also sells gas to wholesalers and large end-users.

National energy scenario

Natural gas consumption in the first nine months of 2003 came to 54.1 billion cubic metres, an increase of 4 billion cubic metres compared with the same period last year (+7.9%).

Consumption for thermoelectric use accounted for the largest portion (33.8%), followed by industrial uses (33.0%), services and domestic uses (32.6%) and motor transport for the remainder (0.6%).

The most significant variance in the first nine months of 2003 was in consumption for thermoelectric uses (+15.7%), followed by services and domestic uses (+8.2%). There was low

growth in consumption for industrial uses (+0.9%). Consumption for motor transport, on the other hand, turned in a negative variance (-3.1%).

Regulatory and tariff framework

Electricity sector

Since 1 January 2002, customers whose annual consumption in 2001 was at least 9 GWh have been able to access the free market. End-customers whose consumption during the previous year was higher than 1 GWh at each measurement point taken into consideration, with all of the measurement points added together coming to more than 40 GWh, are also entitled to be called "eligible" customers.

Following ENEL's disposal of the third Genco, since 29 April 2003 the consumption threshold required for access to the free market has fallen from 9 GWh (1 GWh as part of a consortium) to 100,000 kWh. End-customers that are potentially eligible based on the new eligibility threshold can, by giving 30 days' notice, exercise the right to cancel their contract with the previous supplier and stipulate a new contract with another supplier.
The "Marzano" bill, currently before Parliament, would reduce the eligibility threshold even further, to 50,000 kWh.

With the lowering of the eligibility threshold, the Authority for Electricity and Gas introduced (resolution 20/03) new recognition and verification methods for the status of eligible customer.

With resolution no. 190 of 21 November 2002, the Authority defined the rules for 2003 for importing electricity over Italy's northern border. The assignment took place in December 2002 based on a system of pro-rata allocation according to the requests received. The monthly spot quantities that come available on the interconnection with other countries during the course of the year will be auctioned off directly by GRTN S.p.A.
A daily capacity allocation mechanism was introduced on the French border in October 2002 and extended for the whole of 2003.

Based on the "2003 Cross Border Tariff (CBT) Agreement", from 1 January to 31 December 2003, Italian companies are able to buy electricity from abroad with a 50% reduction on the transport tariff compared with 2002, at 0.5 euro/MWh.

Lastly, with resolution no. 204 of 12 December 2002, the Authority also approved the procedures for the sale of subsidised electricity produced from renewable and assimilated energy sources on the free market in 2003. The so-called "CIP 6" energy was assigned in January 2003 by means of separate auctions organised by GRTN S.p.A. There are also plans for monthly assignments of up to a maximum of 200 MW/month.
Considering the higher degree of accessibility of the electricity market after 29 April 2003 (as a result of lowering the eligibility threshold to 0.1 GWh), the Ministry of Productive Activities issued a decree on 3 July 2003 which established that from August to December 2003 the production capacity of CIP 6 plants not assigned for annual supplies was to be assigned on a transitional and experimental basis to smaller eligible customers (consuming between 0.1 and 1 GWh). Wholesale buyers are delegated by the trade associations to take part in the assignments on behalf of buying groups set up by members of the associations.
With resolution no. 26/03, the Authority laid down the rules for the import and export of electricity through the long-distance line that links Italy with Greece, which is now completing a period of experimental use. In particular, as regards the line's import capacity into Italy, the Authority laid

down together with the Greek regulator that 50% of the capacity (150 MW) would be assigned by GRTN S.p.A. on the basis of the requests made by Italian eligible customers.

As for the obligation to inject into the national power system electricity produced from renewable sources and the rules governing green certificates, we would point out that AEM Trading S.r.l. autocertified the energy produced from conventional sources in 2002 to GRTN S.p.A. by the 31 March 2003 deadline.

On 14 March 2003, the Ministry of Productive Activities issued a decree that approved the "*Instructions to the Electricity Market Rules*" for the part that referred to the trading in green certificates organised by Gestore del Mercato Elettrico S.p.A. Also in March, AEM Trading S.r.l. took part in on-line trading in order to comply with the obligations relating to 2002.

In July 2003, the Ministry of Productive Activities published a note together with the Authority containing guidelines for the creation of an electricity trading system to be organised for 2004. Subsequently, in October, the Ministry requested a change in the "*Rules*" and "*Instructions*", also asking for an integrated text of the market rules to be drafted. As a result of this note, Gestore del Mercato Elettrico S.p.A. issued a proposal for changes in the "*Electricity Market Rules*" (as approved by the Ministerial decree of 9 May 2001). These changes take account of the Ministry's suggestions, responding to needs that arose during system tests and the process of defining operating procedures for the electricity market.
The Ministry's suggestions and comments confirm matters already foreseen in the "*Rules*" regarding the organisation and functioning of energy markets (day-ahead market and adjustment market), while the plan is for a single dispatching service market.
The proposal also envisages integration in the "*Rules*" of the norms previously contained in the "*Instructions*".

With resolution no. 227 of 23 December 2002, the Authority also introduced a rebate mechanism to pay for the charges incurred to buy green certificates for conventional source producers who sell to the captive market through a special tariff element ("VE") applied to the portion designed to cover raw material costs.

With resolution no. 27/03, the Authority modified, from 1 April 2003, the rules governing electricity dispatching, defining the methods and conditions by which the service is to be provided, as well as the consideration due to pay for the balancing service and the reserve.
These rules will be applied up to the start of the merit-order dispatching system, when the Electricity Market will begin to operate in accordance with art. 5 of Legislative Decree 79 of 16 March 1999.

With resolution no. 67/03, the Authority set up STOVE (*Sistema Transitorio di Offerte di Vendita di Energia Elettrica* - the Transitional Electricity Sale Offer System), a mechanism for buying on a competitive basis the energy that ENEL allocates to cover residual demand on the captive market and the resources that GRTN S.p.A. uses for the dispatching service.
STOVE should be operative from 1 July to 31 December 2003 or up to the start of the Electricity Market if this happens first. Participation is obligatory for all of the thermoelectric and pumping stations that used to belong to ENEL, while it is voluntary for other plants that comply with certain technical characteristics.

The same resolution also eliminated the exemption from payment of the balancing charges for the production units that GRTN S.p.A. uses for the reserve, including the plants contractualised and run by AEM Trading S.r.l. It was established that for use of the reserve service, the energy dispensed

would be valued at the wholesale electricity price, whereas making available generating capacity is remunerated at a unit price resulting from the ratio between the overall yield deriving from the r_f, b_f and b_h components and any net balance of the trading contracts and the total quantity of resources (measured in terms of MW) made available to GRTN S.p.A.

With a view to raising the supply security of the national power system, resolution no. 97/03 adjusted the remuneration of energy produced in certain hours of the second half of the year and sold as part of the STOVE system, or sold between producers and distributors belonging to the same group, if the energy is for customers in the captive market, or sold in execution of a balancing order from GRTN S.p.A. outside of the STOVE system. In fact, the price of wholesale electricity in the four hourly bands is now based on the provision called CIP 45/90; in recent years, there have been shifts in the timing of energy withdrawals with the result there have been cases of low remuneration at times of day when the effective load was high and high remuneration at times of day when the effective load was low.

Moreover, in July 2003, the Authority issued a consultation document in which it explained the proposals for bilateral contracts in a future system based on the Electricity Exchange. The Authority is of the opinion that bilateral trading ought to be deregulated and that the authorising power for such trading should be exercised in a general way in advance. In particular, the proposals aim to give the same status to trading on the Electricity Exchange and bilateral trading, so as to guarantee flexibility in operators' choice of energy procurement source, while at the same time ensuring respect for the system's safety requirements and an adequate level of competition.

In March and June 2003, AEM Trading S.r.l. took part as a bidder in the on-line capacity auctions (the so-called "Virtual Power Plants") organised by Eléctricité de France with a view to buying competitively priced energy in France that could be exported to Italy or sold on the Powernext Electricity Exchange. However, on-line bidding drove the prices quite high, so we decided not to make any definitive purchase offers. In the meantime, the balancing/exchange contract with the Réseau de Transport d'Eléctricité is currently being finalized so that we can operate on the French market.

Gas sector

In April, with resolution no. 29/03, the Authority incorporated the instructions given by the Lombardy Regional Administrative Tribunal, which in December 2002 overthrew certain articles of resolution no. 229/01 with which the Authority had established new minimum contractual conditions to be applied without exception. The new conditions are automatically applied in all outstanding contracts starting in May 2002. They apply to customers who were captive as of 31 December 2002, as well as to those who had not chosen to enter the free market; they will have to proposed by sellers to free market customers as well.

In July, the Authority published a consultation document containing proposals for the codes of commercial conduct that the sellers of natural gas will have to adopt. The code will set the general rules of fair conduct that will have to be observed in the promotion of contractual bids and will indicate the information that will have to be provided to customers before the contract is signed, as well as the clauses that will have to be included in it. The Authority proposes that in the event of non-compliance with the code of commercial conduct, the seller would have to pay an automatic indemnity to the customer together with administrative sanctions, which could even go as far as withdrawing the seller's licence.

The Authority issued resolution no. 207/02 following the decree of the President of the Council of Ministers dated 31 October 2002, which delegates to the Authority the task of "defining, calculating

and updating electricity and gas tariffs, both before and after the opening up of the market to eligible customers, so as to permit an orderly and gradual transfer to a deregulated market by end-users who find themselves in the condition of being a captive customer."

In the conviction that the market is still not mature enough to guarantee competitive conditions that would permit consumers a sufficiently wide range of trading offers from which to choose the most advantageous, the Authority laid down that when quoting their own economic conditions, companies selling gas will also have to quote the price calculated according to the criteria set by the Authority.

In December 2002, the Authority issued a consultation document that explained the criteria for calculating the economic conditions that all companies selling natural gas will have to propose to customers that at 31 December 2002 found themselves in the condition of being an ineligible customer, in accordance with Legislative Decree 164/00.

With resolution no. 71/03, the Authority approved the tariffs for gas transporting and dispatching on the national transport networks proposed by Snam Rete Gas S.p.A. and Edison T&S S.p.A. for the thermal year 2003-2004.

In July 2003, the Authority approved the gas transport network code, in other words the set of rules, prepared by Snam Rete Gas S.p.A., based on the criteria set by the Authority for the running of the gas transport service and for access by users to the national and regional networks.
This code contains a series of clauses that will have to be applied both by the service provider and by the shippers that sign the transport contracts.
The code regulates the procedure by which the transport company assigns network capacity to the operators that ask for it: this year will see the assignment not only of the annual capacity for thermal year 2003-2004, but also long-term capacity for the next five years, but only for the points of entry to the network that are interconnected with the transport systems in other countries.
There are also specific clauses regarding the responsibilities of the network's users and of its owner, as well as rules that govern balancing.
From 1 October 2003, with the adoption of the network code, operators will be able to exchange or sell gas and transport capacity through a single virtual point on the national gas pipeline network, which will become the basis for the development of a wholesale gas market.

In September, the Authority issued a consultation document with proposals for the maintenance in coming years of a form of insurance in favour of civil gas end-customers for third-party liability, fire and accident, in connection with the risks involved in the use of gas distributed through local pipelines downstream from the point of delivery. The current insurance contract, which was stipulated in 1991 by Snam S.p.A. and subsequently renewed by ENI S.p.A., expires at the end of 2003.

We would also point out that the Authority initiated work on the rules governing the future natural gas hub and on refining the norms for access to the transport network regulated by resolution no. 137/02.

Heat sector
With resolution no. 42/02, the Authority established the criteria by which cogeneration plants could access the benefits envisaged in the electricity and gas liberalisation laws. Under these provisions, the output of a recognised cogeneration plant enjoys priority dispatching, quite apart from its economic merit, in the same way as for energy produced by renewable sources. Moreover, under Legislative Decree 79/99, the portion of energy produced by cogeneration plants is exempt from the

obligation to input into the national power system 2% of new electricity produced from renewable sources.

Based on the criteria defined by the Authority, for the purposes of gaining benefits, cogeneration plants are those that satisfy two conditions simultaneously in each calendar year: a 10% energy saving for each new section of the plant (8% for revamped plants; 5% for existing plants) and at least 15% of total electricity and thermal output in the form of thermal energy. Compliance with these two conditions varies according to other parameters, such as the size of plant section, the types of fuel used and the main destination of the thermal energy produced.

Economic results

The following are the main economic aggregates of the companies operating in the Market sector for the first nine months and for the third quarter of 2003, with comparative figures for the same periods in 2002.
Note that the figures at 30 September 2002 include those of Electrone S.p.A. consolidated on a proportional basis, whereas at 30 September 2003 this company was consolidated in the Services sector as it is no longer involved in selling electricity.

3rd Qtr. 2003	3rd Qtr. 2002	Market	09.30.2003	09.30.2002
214.7	145.1	Turnover	1,034.2	827.7
224.7	152.6	External charges	990.3	813.8
4.7	1.0	Labour cost	14.3	3.3
-14.7	-8.5	Gross operating income	29.6	10.6
2.9	2.3	Amortization, depreciation and provisions	9.0	7.4
-17.6	-10.8	Operating income	20.6	3.2

(in millions of euro)

Electricity sector
During the first nine months of 2003 AEM Energia S.p.A. had a turnover in the electricity sector of 38.3 million euro, a decrease of 25.0 million euro (-39.5%) compared with the same period of last year. The quantity of electricity sold during the period under review came to 594.1 million kWh (-52.3%). The decision to reduce sales of electricity on the eligible market was due to certain policies adopted by the Group as part of portfolio management activities designed to ensure maximum profitability at a consolidated level.

—

During the first nine months of 2003, AEM Trading S.r.l. had a turnover in the electricity sector of 308.3 million euro, including 286.5 million euro of intercompany sales, an increase of 100.7 million euro (+48.5%) compared with the same period of last year.
Sales of electricity to AEM Energia S.p.A. amounted to 621.6, million kWh (-52.1%), those to AEM Elettricità 4,192.5 million kWh (+108.5%) and those to eligible wholesale customers 204.7 million kWh (-24.4%).

Aggregate gross operating income for the two companies came to 6.5 million euro.

The following table summarises the production availability and sales of electricity on the part of AEM Trading S.r.l. and AEM Energia S.p.A. in the first nine months to 30 September 2003 and in the third quarter of 2003, compared with the same periods in 2002.

3rd Qtr. 2003	**3rd Qtr. 2002**	(million kWh)	**09.30.2003**	**09.30.2002**	**% change**
654.8	598.9	Net avail. from contract. plants	2,458.8	2,691.9	(8.7)
1,070.9 *	470.7 *	Energy purchased from other producers	2,726.9 *	1,021.2 *	167.0
1,725.7	**1,069.6**	**Total availability**	**5,185.7**	**3,713.1**	**39.7**
1,276.7	599.5	Sales to captive customers	4,006.7	1,942.3	106.3
369.9 *	420.0 *	Sales to eligible customers and wholesalers	943.8 *	1,627.8 *	(42.0)
79.1	50.1	Losses and self-consumption	235.2	143.0	64.5
1,725.7	**1,069.6**	**Total Sales**	**5,185.7**	**3,713.1**	**39.7**

3rd Qtr. 2003	**3rd Qtr. 2002**	(million kWh)	**30.9.2003**	**30.9.2002**	**% change**
654.8	598.9	Net avail. from contract. plants	2,458.8	2,691.9	(8.7)
1,070.9 *	470.7 *	Purchase of energy from other producers	2,726.9 *	1,021.2 *	167.0
1,725.7	**1,069.6**	**Total availability**	**5,185.7**	**3,713.1**	**39.7**
1,276.7	599.5	Sales to captive customers	4,006.7	1,942.3	106.3
369.9 *	420.0 *	Sales to eligible customers and wholesalers	943.8 *	1,627.8 *	(42.0)
79.1	50.1	Losses and self-consumption	235.2	143.0	64.5
1,725.7	**1,069.6**	**Total Sales**	**5,185.7**	**3,713.1**	**39.7**

(* Including trades as per Authority resolution no. 27/03)

Gas sector

During the first nine months of 2003, AEM Energia S.p.A. and Serenissima Energia S.r.l. had a turnover of 262.2 million euro an increase of 21.6 million euro (+9%) compared with the same period of last year. Of these sales, 2.6 million euro relate to intercompany transactions.

Gross operating income during the period came to 18.2 million euro, an increase of 26.0% compared with the same period last year.

The total quantity of gas sold came to 738.0 million cubic metres (-0.4%).

At 30 September 2003, AEM Energia S.p.A. and Serenissima Energia S.r.l. served approximately 868,000 customers.

During the first nine months of 2003, AEM Trading S.r.l. had a turnover in the gas sector of 198.8 million euro, of which 143.7 million euro related to intercompany sales, an increase of 58.1 million euro (+41.3%) compared with the same period of last year. Gross operating income amounted to 2.2 million euro with a decrease of 55.5% compared with the same period last year.

The total quantity of gas sold came to 988.3 million cubic metres (+39%), of which 703.1 million cubic metres were sold to AEM Energia S.p.A.

The Group's share of the turnover of Plurigas S.p.A during the first nine months of 2003 amounted to 159.3 million euro.

Heat sector

During the first nine months of 2003, AEM Calore & Services S.p.A. (and its subsidiary SCM S.r.l.) and AEM Trading S.r.l. had an aggregate turnover of 66.4 million euro and gross operating income of 0.6 million euro. The way that the AEM Group is organised in this area of business provides for the cogenerated heat sold to end-customers to be sold by AEM Trading S.r.l. to AEM Calore & Services S.p.A. AEM Trading S.r.l. is the company that has contractualised the cogeneration plants of AEM Gas SpA, making it responsible for their fuel supplies and production planning.

The total volume of heat sold came to 326.6 million thermal kWh (+62.5% on the same period last year when the business was carried on by AEM Gas S.p.A.). This significant growth is partly due to the contribution made by so-called "degrees/day" contracts; this type of activity was carried on only marginally by the AEM Group before it bought the facility management services company from the Siemens Group.

Services

The following companies are involved in this sector:

- **AEM S.p.A. - Corporate Division**, which is responsible for business development, strategic planning, control and coordination of the activities of the AEM Group.
  The parent company, AEM S.p.A., also provides its subsidiaries and almost all of its associated companies with administrative, financial, legal, logistical, technical and communication services in order to optimise the resources that are available within the Group and to use its know-how in the best way possible. These services are governed by specific service contracts that are stipulated annually.
  AEM S.p.A. also makes office space and business premises available to Group companies at market rates, along with services related to the use of such facilities.

- **AEM Service S.r.l.** handles relationships with customers in general on behalf of Group companies as well as third parties, acting as a call centre, performing back and front office functions, measuring consumption and looking after billing.

- **Zincar S.r.l.** researches and implements environmentally sustainable urban mobility projects; it also builds and runs installations and processes for the rational use of energy.

- **Electrone S.p.A.** provides services to power wholesalers. In addition to AEM S.p.A., its shareholders also include AEM Torino S.p.A. and ACEA S.p.A., all with equal interests in the company.

Economic results

Key figures are shown below for the companies in the Services sector for the first nine months and the third quarter of 2003, with comparative figures for the same periods last year. The operating result is negative because of head office costs that cannot be recharged through service contracts.

3rd Qtr. 2003	3rd Qtr. 2002	Services	09.30.2003	09.30.2002
64.8	42.2	Turnover	161.1	147.3
65.3	43.2	External charges	159.1	143.8
8.6	8.7	Labour cost	28.6	27.9
-9.1	-9.7	Gross operating income	-26.6	-24.4
2.5	2.4	Amortisation, depreciation and provisions	7.1	7.4
-11.6	-12.1	Operating income	-33.7	-31.8

(in millions of euro)

During the first nine months of 2003 AEM Service S.r.l. had a turnover of 16.5 million euro, an increase of 3.9 million euro (+30.9%) on the same period last year and gross operating income of 2.8 million euro (+13%). The turnover of Zincar S.r.l. amounted to 1.4 million euro, substantially the same as the same period last year.

Capital expenditure by the Services sector amounted to 15.7 million euro and was mainly for works carried out on industrial and office buildings, on buying equipment, furniture, fittings and operating assets, as well as on improvements to the IT systems and ICT networks.

Financial statements of AEM S.p.A.

BALANCE SHEET AEM S.p.A. SOURCES/APPLICATIONS (in Euro)	FINANCIAL STATEMENTS AT 09.30.2003			FINANCIAL STATEMENTS AT 06.30.2003			FINANCIAL STATEMENTS AT 12.31.2002		
	Sub-total	**Total**	**%**	**Sub-total**	**Total**	**%**	**Sub-total**	**Total**	**%**
CAPITAL EMPLOYED									
INTANGIBLE FIXED ASSETS	10,689,845		0.4	8,486,894		0.4	2,896,701		0.1
TANGIBLE FIXED ASSETS									
Gross value	871,706,709		34.3	849,309,005		36.0	806,813,345		34.0
(Accumulated depreciation and amortisation)	-151,739,686		-6.0	-150,957,723		-6.4	-140,134,769		-5.9
	719,967,023		28.3	698,351,282		29.6	666,678,576		28.1
FINANCIAL FIXED ASSETS									
Equity investments	1,896,986,269		74.7	1,713,580,451		72.7	1,753,515,822		73.8
Other receivables	58,953		0.0	2,017,510		0.1	2,705,535		0.1
Guarantee deposits	274,031		0.0	271,370		0.0	272,670		0.0
(RESERVES FOR CONTINGENCIES AND OTHER CHARGES	-54,946,787		-2.2	-55,454,308		-2.4	-56,985,810		-2.4
(SEVERANCE INDEMNITIES)	-25,077,244		-1.0	-25,354,346		-1.1	-31,107,023		-1.3
*** NET CAPITAL EMPLOYED**	**2,547,952,090**		**100.3**	**2,341,898,853**		**99.4**	**2,337,976,471**		**98.4**
INVENTORIES	7,426,201		0.3	7,191,118		0.3	12,108,566		0.5
SHORT-TERM RECEIVABLES	173,519,990		6.8	187,083,180		7.9	213,013,733		9.0
ACCRUED INCOME AND PREPAID EXPENSES	48,874,566		1.9	54,028,066		2.3	52,078,511		2.2
(TRADE ACCOUNTS)	-166,428,328		-6.5	-171,643,484		-7.3	-176,458,377		-7.4
(OTHER PAYABLES)	-69,383,346		-2.7	-61,618,004		-2.6	-61,895,923		-2.6
(ACCRUED EXPENSES AND DEFERRED INCOME)	-957,338		0.0	-858,054		0.0	-1,083,909		0.0
*** WORKING CAPITAL**	**-6,948,255**		**-0.3**	**14,182,822**		**0.6**	**37,762,601**		**1.6**
****TOTAL CAPITAL EMPLOYED**		**2,541,003,835**	**100.0**		**2,356,081,675**	**100.0**		**2,375,739,072**	**100.0**
SOURCES OF FUNDING									
*** TOTAL SHAREHOLDERS' EQUITY**	**2,016,152,866**		**79.3**	**2,022,988,795**		**85.9**	**1,863,013,851**		**78.4**
LONG-TERM FINANCIAL RECEIVABLES	243,380,206		9.6	125,501,651		5.3	5,255,357		0.2
(LONG-TERM FINANCIAL PAYABLES)	359,704,643		14.2	209,704,643		8.9	295,164,569		12.4
TOTAL FINANCIAL POSITION BEYOND ONE YEAR	116,324,437		4.6	84,202,992		3.6	289,909,212		12.2
FINANCIAL RECEIVABLES WITHIN ONE YEAR	197,745,593		7.8	170,380,252		7.2	74,795,470		3.1
LIQUID FUNDS	7,387,846		0.3	113,484,619		4.8	53,353,441		2.2
(FINANCIAL PAYABLES WITHIN ONE YEAR)	613,659,971		24.2	532,754,759		22.6	350,964,920		14.8
TOTAL FINANCIAL POSITION WITHIN ONE YEAR	408,526,532		16.1	248,889,888		10.6	222,816,009		9.4
TOTAL NET FINANCIAL POSITION (1+2)	**524,850,969**		**20.7**	**333,092,880**		**14.1**	**512,725,221**		**21.6**
TOTAL SOURCES		**2,541,003,835**	**100.0**		**2,356,081,675**	**100.0**		**2,375,739,072**	**100.0**

STATEMENT OF CHANGES IN NET FINANCIAL POSITION
AEM SPA

in thousands of euro

	Financial statements at		
	09.30.2003	06.30.2003	12.31.2002
Net financial position at the beginning of the year/period	**-512,725**	**-512,725**	**-100,635**
Cash flow generated (used) by operations during the year/period			
Pre-tax income for the period	228,741	235,577	
Net income for the year			34,022
Depreciation of tangible fixed assets	17,512	11,745	23,740
Amortisation of intangible fixed assets	1,615	854	2,824
Changes in assets and liabilities:			
Receivables for the sale of power and services	38,937	19,525	-45,985
Receivables from parent company	-1,447	927	-9,771
Other receivables	4,650	6,168	5,255
Inventories	4,682	4,917	4,538
Accrued income and prepaid expenses	3,204	-1,950	9,421
Trade accounts	-10,030	-4,815	6,201
Due to subsidiary companies	16,464	2,494	-1,531
Due to associated companies	-7,395	-6,793	3,096
Other payables	-4,056	1,549	3,689
Advances from customers	2,474	2,474	6,822
Accrued expenses and deferred income	-127	-226	716
Severance indemnities	-6,030	-5,753	-1,057
Other reserves	-2,039	-1,532	-470
Total cash flow generated (used) by operations during the year/period	**287,155**	**265,161**	**41,510**
Cash flow generated (used) by investment activities			
Net capital expenditure on tangible and intangible fixed assets	-80,209	-49,863	-122,868
Decrease in equity investments	-143,470	39,936	-255,130
Total cash flow generated (used) by investment activities	**-223,679**	**-9,927**	**-377,998**
Free cash flow	**63,476**	**255,234**	**-336,488**
Net income distributed	**-75,602**	**-75,602**	**-75,602**
Net financial position at the end of the year/period	**-524,851**	**-333,093**	**-512,725**

NET FINANCIAL POSITION	**30.09.2003**	**30.06.2003**	**31.12.2002**
Net liquidity	7,388	113,484	53,353
Financial receivables	246,495	127,079	5,255
Current account with the Municipality of Milan	-82,000	-45,908	-29,437
Due to banks	-683,165	-500,165	-462,664
Other providers of finance	0	-930	-4,497
Current account with subsidiary companies	-13,569	-26,653	-74,735
TOTAL NET FINANCIAL POSITION	**-524,851**	**-333,093**	**-512,725**

RECLASSIFIED INCOME STATEMENT
AEM Spa

(in Euro)

	FINANCIAL STATEMENTS AT 09.30.2003	%	09.30.2002	%	3rd Qtr. 2003	%	3rd Qtr. 2002	%
A. Revenues	**215,299,894**	**100.0**	**173,368,395**	**100.0**	**64,461,408**	**100.0**	**46,627,427**	**100.0**
Sale of power to other electricity companies	1,142,853	0.5	565,110	0.3	793,233	1.2	137,510	0.3
Sale of electricity to users	26,260	0.0	19,123	0.0	5,658	0.0	1,910	0.0
Sale of electricity to subsidiary companies	739,527	0.3	9,356,712	5.4	277,662	0.4	315,060	0.7
Sale of materials to subsidiary companies	9,430,875	4.4	8,098,207	4.7	4,032,132	6.3	2,982,338	6.4
Services to the parent company (Municipality of Milan)	24,863,233	11.5	23,033,796	13.3	8,043,864	12.5	7,108,068	15.2
Services on behalf of third parties	17,989,141	8.4	18,167,702	10.5	7,426,405	11.5	5,122,267	11.0
Services to subsidiary companies	41,379,553	19.2	36,404,118	21.0	16,263,115	25.2	11,187,273	24.0
Services to associated companies	723,984	0.3	1,515,466	0.9	39,070	0.1	676,932	1.5
Change in contract work in progress	934,199	0.4	(246,557)	-0.1			-4,837	0.0
Connection contributions	645	0.0						
Rents paid by subsidiary companies	113,933,463	52.9	69,933,116	40.3	26,514,002	41.1	17,203,463	36.9
Other current period income	4,136,161	1.9	6,521,602	3.8	1,066,267	1.7	1,897,443	4.1
- Total revenues from third parties	**215,299,894**	**100.0**	**173,368,395**	**100.0**	**64,461,408**	**100.0**	**46,627,427**	**100.0**
Contributions from Electricity Equalisation Fund								
B. Operating costs	**129,049,109**	**59.9**	**112,680,906**	**65.0**	**52,944,500**	**82.1**	**32,863,713**	**70.5**
Fuel and purchases of power	356,566	0.2	9,338,706	5.4	94,147	0.1	211,195	0.5
Purchases of power from subsidiary companies	1,092,864	0.5			1,092,864	1.7		
Materials	13,832,608	6.4	14,303,324	8.3	4,674,616	7.3	5,430,940	11.6
Electricity delivering charges			240	0.0			240	0.0
Subcontracted work	31,505,343	14.6	30,137,577	17.4	10,668,998	16.6	7,896,005	16.9
Services	31,120,896	14.5	27,594,213	15.9	12,332,191	19.1	8,670,049	18.6
Services from subsidiary companies	18,641,243	8.7	3,443,628	2.0	11,496,009	17.8	1,399,565	3.0
Services from associated companies	6,358,586	3.0	7,638,096	4.4	467,192	0.7	2,837,869	6.1
Use of third-party assets	8,670,817	4.0	9,292,045	5.4	2,948,729	4.6	3,225,812	6.9
Use of subsidiary companies' assets	197,605	0.1	201,279	0.1	65,023	0.1	67,094	0.1
Mountain community contributions and water fees	5,902,900	2.7	5,042,906	2.9	1,967,634	3.1	1,680,969	3.6
Income taxes for the year	2,322,924	1.1	2,171,090	1.3	956,475	1.5	717,373	1.5
Other operating expenses	9,046,757	4.2	3,517,802	2.0	6,180,622	9.6	726,602	1.6
C. VALUE ADDED (A - B)	**86,250,785**	**40.1**	**60,687,489**	**35.0**	**11,516,908**	**17.9**	**13,763,714**	**29.5**
D. Labour cost	**36,901,791**	**17.1**	**40,225,299**	**23.2**	**10,175,309**	**15.8**	**12,589,851**	**27.0**
Personnel expenses	36,901,791	17.1	40,225,299	23.2	10,175,309	15.8	12,589,851	27.0
E. GROSS OPERATING INCOME (C-D)	**49,348,994**	**22.9**	**20,462,190**	**11.8**	**1,341,599**	**2.1**	**1,173,863**	**2.5**
F. Amortisation, depreciation and provisions	**21,156,132**	**9.8**	**22,472,716**	**13.0**	**7,621,869**	**11.8**	**7,835,031**	**16.8**
Depreciation of tangible fixed assets	17,512,070	8.1	18,980,269	10.9	5,766,659	8.9	6,371,363	13.7
Amortisation of intangible fixed assets	1,615,108	0.8	2,020,735	1.2	760,697	1.2	678,958	1.5
Other writedowns of fixed assets	696,323	0.3			696,323	1.1		
Provision for bad and doubtful accounts	576,589	0.3	900,873	0.5	146,176	0.2	594,430	1.3
Additions to/uses of risk provisions	756,042	0.4	570,839	0.3	252,014	0.4	190,280	0.4
G. OPERATING INCOME (E-F)	**28,192,862**	**13.1**	**-2,010,526**	**-1.2**	**-6,280,270**	**-9.7**	**-6,661,168**	**-14.3**
H. Financial expenses	**20,218,886**	**9.4**	**9,831,428**	**5.7**	**5,132,935**	**8.0**	**4,847,866**	**10.4**
Interest expense on current account with parent company	420,477	0.2	652,819	0.4	298,051	0.5	109,032	0.2
Interest on amounts due to subsidiary companies	3,091,784	1.4	4,387,973	2.5	839,534	1.3	1,459,864	3.1
Other financial expenses	11,432,552	5.3	2,744,277	1.6	4,456,980	6.9	1,698,154	3.6
Writedowns of equity investments	5,274,073	2.4	2,046,359	1.2	-461,630	-0.7	1,580,816	3.4
I. Financial income	**8,652,440**	**4.0**	**3,276,494**	**1.9**	**2,184,273**	**3.4**	**185,912**	**0.4**
Other financial income	2,040,320	0.9	2,294,987	1.3	-117,032	-0.2	115,498	0.2
Income from equity investments	3,370,232	1.6	552,477	0.3	340,151	0.5	22,368	0.0
Interest on amounts due from subsidiary companies	2,449,615	1.1	429,030	0.2	1,168,881	1.8	48,046	0.1
Revaluations of equity investments	792,273	0.4			792,273	1.2		
L. TOTAL FINANCIAL INCOME / EXPENSES (I - H)	**-11,566,446**	**-5.4**	**-6,554,934**	**-3.8**	**-2,948,662**	**-4.6**	**-4,661,954**	**-10.0**
M. INCOME BEFORE EXTRAORDINARY ITEMS (G + L)	**16,626,416**	**7.7**	**-8,565,460**	**-4.9**	**-9,228,932**	**-14.3**	**-11,323,122**	**-24.3**
N. EXTRAORDINARY INCOME/CHARGES	**212,114,590**	**98.5**	**225,953**	**0.1**	**2,393,003**	**3.7**	**-353**	**0.0**
O. INCOME BEFORE TAXES (M + N)	**228,741,006**	**106.2**	**-8,339,507**	**-4.8**	**-6,835,929**	**-10.6**	**-11,323,475**	**-24.3**
P. INCOME TAXES FOR THE PERIOD								
- Income taxes for the period								
Q. NET INCOME (LOSS) FOR THE PERIOD (O - P)	**228,741,006**	**106.2**	**-8,339,507**	**-4.8**	**-6,835,929**	**-10.6**	**-11,323,475**	**-24.3**

STATEMENT OF CASH FLOWS AEM S.p.A.
in thousands of euro

	Financial statements at		
	09.30.2003	06.30.2003	12.31.2002
Cash flow generated by operations during the year/period			
Pre-income for the period	228,741	235,577	
Net income for the year			34,022
Depreciation of tangible fixed assets	17,512	11,745	23,740
Amortisation of intangible fixed assets	1,615	854	2,824
Changes in assets and liabilities:			
Receivables for the sale of power and services	38,937	19,525	-45,985
Receivables from parent company	-1,447	927	-9,771
Other receivables	4,650	6,168	5,255
Inventories	4,682	4,917	4,538
Accrued income and prepaid expenses	3,204	-1,950	9,421
Trade accounts	-10,030	-4,815	6,201
Due to subsidiary companies	16,464	2,494	-1,531
Due to associated companies	-7,395	-6,793	3,096
Other payables	-4,056	1,549	3,689
Advances from customers	2,474	2,474	6,822
Accrued expenses and deferred income	-127	-226	716
Severance indemnities	-6,030	-5,753	-1,057
Other reserves	-2,039	-1,532	-470
Total cash flow generated by operations during the year/period	**287,155**	**265,161**	**41,510**
Cash flow used in investment activities			
Net capital expenditure on tangible and intangible fixed assets	-80,209	-49,863	-122,868
Decrease in equity investments	-143,470	39,936	-255,130
Total cash flow used in investment activities	**-223,679**	**-9,927**	**-377,998**
Free cash flow	**63,476**	**255,234**	**-336,488**
Cash flow absorbed by financing activities			
Due to banks	220,500	37,500	431,677
Financial receivables	-241,238	-121,823	-4,011
Payables on current accounts with subsidiary companies	-61,166	-48,082	52,437
Due to other providers of finance	-4,497	-3,567	-834
Payables on current account with the Municipality of Milan	52,562	16,471	-30,736
Net income distributed	-75,602	-75,602	-75,602
Total cash flow absorbed by financing activities	**-109,441**	**-195,103**	**372,931**
INCREASE IN LIQUID FUNDS	**-45,965**	**60,131**	**36,443**
LIQUID FUNDS, BEGINNING OF YEAR/PERIOD	**53,353**	**53,353**	**16,910**
LIQUID FUNDS, END OF YEAR/PERIOD	**7,388**	**113,484**	**53,353**

NET FINANCIAL POSITION			
Net liquidity	7,388	113,484	53,353
Financial receivables	246,495	127,079	5,255
Current account with the Municipality of Milan	-82,000	-45,908	-29,437
Due to banks	-683,165	-500,165	-462,664
Other providers of finance	0	-930	-4,497
Current account with subsidiary companies	-13,569	-26,653	-74,735
TOTAL NET FINANCIAL POSITION	**-524,851**	**-333,093**	**-512,725**

